SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 13, 2001

REUTERS GROUP PLC
(Translation of registrant's name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X        Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __       No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: April 5, 2001	By: /s/ Janice Buswell

Reuters Group PLC Annual Review 2000

Focus and vision for 150 years.........

REUTERS MARKS ITS 150TH ANNIVERSARY IN 2001. THOUGH THE WORLD HAS CHANGED, OUR FOCUS HAS NOT. WE ARE AN AGENT OF CHANGE, USING THE LATEST MEANS OF COMMUNICATION TO INFORM AND CONNECT OUR CUSTOMERS. IN 1850 PAUL JULIUS REUTER USED PIGEONS TO FLY STOCK MARKET PRICES BETWEEN BRUSSELS AND AACHEN, BRIDGING A GAP IN THE EUROPEAN TELEGRAPH SYSTEM. THE FOLLOWING YEAR HE MOVED TO LONDON TO TRANSMIT NEWS AND PRICES TO EUROPE VIA THE NEWLY OPENED DOVER-CALAIS SUBMARINE CABLE.

TODAY, WE USE INTERNET-BASED TECHNOLOGIES TO SATISFY THE WORLD’S GROWING DEMAND FOR INFORMATION. OUR BLEND OF CONTENT, TECHNOLOGY AND CONNECTIVITY IS UNIQUE. WE USE THIS WINNING COMBINATION TO SERVE CUSTOMERS AND, IN SO DOING, TO CREATE VALUE FOR SHAREHOLDERS.

......1851 Opens London office...1922 Transmits by wireless...1964 Introduces electronic stock....

Contents
1     From the Chairman
2     Financial highlights
3     Five year summary
5     Reuters strengths
10   An interview with the Chief Executive
12   Divisional reviews
23   Joint ventures and associates
23   Brand
24   Board of directors
26   Summary directors’ report and remuneration
29   Corporate responsibility
30   Reuters Foundation
31   Summary operating and financial review
36   Summary consolidated profit and loss account
36   Summary consolidated statement of total recognised gains and losses
38   Summary consolidated cash flow statement
39   Summary consolidated balance sheet
39   Auditors’ statement to the members of Reuters Group PLC
40   Summary of differences between UK and US generally accepted accounting principles (GAAP)
41   Preserving Reuters independence
42   Information for shareholders
44   Financial diary for 2001
IBC   Where to find us

The year 2000 was as good for Reuters as 1999 was difficult. At the start of 2000 we spelt out how we planned to carry internet technology throughout the business. The foundations for these plans were well laid and remain essentially intact despite the abatement of internet mania in the stock markets.

We made a lot of progress in 2000 and we are much encouraged. However, the scale of the transformation needed to effect our plans fully is formidable. There is a long way to go.

With effect from next July Reuters will be under new executive leadership. The choice of a successor to Peter Job was undoubtedly the Board’s biggest decision of the year. We had long anticipated the decision and prepared for it. Nevertheless it required a major effort in 2000 to assess Reuters momentum between the opposite poles of continuity and change. This assessment was necessary to determine both the nature of the job and the balance between internal and external candidates. Tom Glocer’s profile fits outstandingly the requirements of the job as we see them looking forward. It augurs well that his appointment has been so enthusiastically received inside and outside the company.

Since Peter became Chief Executive at the start of 1991, the company has made huge progress. Of particular significance have been the development of Instinet (which was just breaking into profit in 1991) and TIBCO (acquired as Teknekron in 1994); the burgeoning of our product range across the world; the return of substantial capital to shareholders along with the continuing growth of the business; and, most important of all, the preservation of the company’s core values and the strengthening of the Reuters brand.

The company’s core values, which are embodied in the Reuters Trust Principles, are a touchstone in all that we do: speed, accuracy, security, independence and freedom from bias in our handling of information, coupled with neutrality, integrity and commitment in our service to customers. These values are the company’s most important assets. I am absolutely confident that they will continue to be well safeguarded.

I warmly thank my Board colleagues for reacting so willingly and well to all the various exceptional demands of the year 2000. I pay tribute in particular to Peter who has brought the company in fine style on the final part of its journey to its 150th anniversary this year. I join my Board colleagues in applauding the efforts and enthusiasm of all those who work so well on Reuters behalf. And I look forward eagerly to the next great stage of the company’s growth which is now coming into view.

FROM THE CHAIRMAN
SIR CHRISTOPHER HOGG

FINANCIAL HIGHLIGHTS

	2000 £M		1999 £M		% CHANGE

Revenue	3,592		3,125		15%
Earnings before interest, tax, depreciation and amortisation (EBITDA)†	1,001		1,008		(1%)
Operating profit	411		549		(25%)
Profit before tax	657		632		4%
Pre-tax profit margin	18.3%		20.2%
Taxation	125		207		(40%)
Profit after tax	532		425		25%
Post-tax profit margin	14.8%		13.6%
Return on tangible fixed assets	79.9%		57.5%
Return on equity	71.4%		102.0%
Free cash flow	434		402		8%
Net (debt)/funds	(34)		41

	2000		1999		% CHANGE

Basic earnings per ordinary share	37.9	p	30.2	p	26%
Earnings per ADS*††	$3.39		$2.70		26%
Dividends per ordinary share	16.0	p	14.65	p	9%
Dividends per ADS* (see page 43)	96.0	p	87.90	p	9%

*	Each ADS represents six ordinary shares.

†	EBITDA includes profits and losses derived from the disposal of subsidiary undertakings and fixed asset investments.

††	A nominal exchange rate of US$1.49=£1 has been used for convenience.

The following supplementary information is provided for those who track Reuters performance on a pre-goodwill basis:

	2000 £M		1999 £M		% CHANGE

Pre-tax profit excluding goodwill	728		693		5%
Adjusted earnings per ordinary share excluding goodwill	43.0	p	34.5	p	24%

This annual review and summary financial statement includes forward-looking statements within the meaning of the US securities laws.

For a discussion of factors which could affect future results, reference should be made to the Risk Factors on pages 33-35.

REUTERS REVENUE FROM 1865-2000
Financial statistics date back to 1865 when Reuter restructured his business, transforming it into Reuters Telegram Company, a public limited company.

< Starting the Pigeon Express. 1845 The Illustrated London News Picture Library

£bn

£bn

.....price retrieval...1973 Provides online real-time foreign exchange rates...1981 Enables.....

content+

CONTENT IN ALL ITS FORMS — TEXT, NUMERICAL DATA, PICTURES, GRAPHICS, AUDIO AND VIDEO — PLACES EVENTS IN CONTEXT. IN THE FINANCIAL MARKETS, IT IS WHAT BOTH PROFESSIONALS AND INDIVIDUALS NEED IN ORDER TO DEVISE TRADING STRATEGIES.

In the corporate world it helps businesses perform better and stay competitive. Away from work, Reuters content keeps people up-to-date on a wide range of topics of interest — from politics to sport, from finance to technology, from world events to local issues.

Content is news, data and information. It includes breaking news reported from all over the world, real-time prices, price histories, financial ratios and a wide range of historical and fundamental information about stocks, bonds and other financial instruments.

As well as reporting news and changes to prices in financial markets in real time, we maintain a vast database of historical information. This enables users to monitor trends and to put changes into perspective.

We continue to add to the database, acquiring sources of additional, high-value content like Lipper, the Yankee Group and TowerGroup. These firms produce information on the performance of mutual funds, industry research reports and trend analysis. Part of the value of our content is the breadth of collection we offer: a network of 2,157 journalists, photographers and cameramen, coverage of 263 markets and exchanges, plus information from more than 5,000 other sources.

Our core values of speed, accuracy and freedom from bias permeate our culture, and make Reuters a trusted source of information.

<
Picture: Reuter achieved a two-hour beat in London ith the news of the assassination of President Lincoln. This helped establish his reputation. The news reached the Bank of England via his commercial clients. 1865.

<
Picture: Two opposition supporters kiss while wearing gas masks after clashes with riot police outside the Yugoslav federal parliament building in Belgrade centre on 5 October 2000. Fires raged inside the Yugoslav parliament building and the television centre after thousands of protesters demanded that President Slobodan Milosevic concede electoral defeat.
Marko Djurica/Reuters

Reuters Group PLC Annual Review 2000 05

......trade of foreign exchange over Reuters network...1984 Floats as public company......

technology+

TECHNOLOGY ADDS REAL VALUE TO CONTENT. IT ALLOWS IT TO BE ANALYSED, USED IN COMPLEX CALCULATIONS, AND TO BE ACCESSED AND DISPLAYED QUICKLY AND EASILY. WE DEVELOPED OUR TECHNOLOGY SKILLS IN THE FINANCIAL MARKETS, WHICH HAVE VERY LITTLE FAULT TOLERANCE AND AN EXTREME APPETITE FOR INNOVATION.

We stayed in front of that market by embracing the latest technology to emerge, quickly — and also by developing our own. For many years we built what we needed for our business: personal computers, operating systems and software applications. We developed what are now known as online systems well before the term came into common use. And we introduced an e-marketplace before dot.coms came into existence.

Today, the widespread adoption of internet technology greatly simplifies our focus. Since industry standards have emerged, we have not had to create proprietary technology. Instead, we are designing a corporate architecture for our product lines which are built on internet protocol (IP) standards. We can also concentrate our resources on developing highly specialised technology that adds value to our products. Our pioneering use of the electronic markup language NewsML, for example, is set to revolutionise the way news is put together and used by clients.

As the pace of technological change quickened, we set up the Greenhouse Fund to tap into new technologies by investing in internet start-ups.

Technology is core to our business. Our goal is to exploit the latest advances to meet customer needs.

<Picture: Radio monitoring gave Reuters a two-minute beat in London with news of the first manned space flight by Yuri Gagarin, the Soviet cosmonaut. Russian State Film & Photo Archive at Krasnogorsk (RGAKFD)

<Picture: Astronomers using NASA’s Hubble Space Telescope obtained images of the strikingly unusual planetary nebula, NGC 6751. Glowing in the constellation Aquila like a giant eye, the nebula is a cloud of gas ejected several thousand years ago from the hot star visible in its centre.
Dr Arsen R Hajian, US Naval Observatory. NASA and the Hubble Heritage Team (STScI/AURA).

Reuters Group PLC Annual Review 2000 07

.....1996 Launches product integrating real-time and historical data...2000 Unveils internet strategy.....

connectivity=
performance

THE FINAL ELEMENT IN THE REUTERS VALUE EQUATION IS CONNECTIVITY. IT MEANS MORE THAN COMPUTER NETWORKS. VALUE IS CREATED BY GIVING CUSTOMERS THE ABILITY TO FIND A COMMUNITY OF USERS WITH SIMILAR INTERESTS, SHARE INFORMATION WITHIN THAT COMMUNITY AND EXECUTE TRANSACTIONS.

The rapid growth in the use of internet technology greatly expands our ability to bring these communities together. This is a skill we understand: we created one of the first online communities in 1981 by giving foreign exchange traders the tools to communicate electronically across our network. That product remains a market leader. Another of our transactions success stories is Instinet, the world’s largest electronic agency broker in securities.

Today our goals extend beyond transactions. We are creating a secure financial extranet for the financial markets through Radianz, our joint venture with Equant, the telecommunications company. This extranet will allow firms to send and receive information critical to their business and to transact with other firms connected to the network with guaranteed levels of reliability and security.

For the first time in our history we are connecting directly with consumers through internet joint ventures and reuters.com, redesigned as a gateway to our planned personal finance websites.

Our blend of content, technology, and connectivity is unique. Our objective is to help our customers perform better and, in so doing, create value for our shareholders.

<Picture: Reuter used the Dover-Calais submarine cable, completed in 1851, to transmit stock market prices and general news to Continental Europe. Print: “The Goliath steamer ‘paying out’ the electric wire”. 1850. The Illustrated London News Picture Library

<Picture: Reuters photographer Michael Leckel transmits pictures using Wavelan technology at the 1998 football World Cup in France. This leading-edge technology is principally used at major sporting events. Pictures can reach a publication’s newsdesk within five minutes of being taken.
Kevin Coombs/Reuters

Reuters Group PLC Annual Review 2000 09

Chief Executive Peter Job answers questions on the progress of the initiatives announced in February 2000 and on other issues.

Reuters will be celebrating its 150th anniversary this year. What, in your view, have been the main contributors to the success of the company?

An incredible esprit de corps. This is very fulfilling. We are one of the most international companies there is. Also, we have a strong common purpose: to tell the facts honestly and help our customers improve their performance with knowledge and technology. A good ethical base knits us together and enables us to survive the ups and downs of business. People have tended to lose sight of these things as part of a winning long-term proposition. We never forget them.

10 Reuters Group PLC Annual Review 2000

You will be retiring in July this year. What will you regard as your principal achievement as Chief Executive?

Exiting smoothly with the business in good shape and a seamless hand-over to a successor I respect.

Reuters announced a major new strategy in February 2000 to drive the business forward in the internet age. What progress have you made in the last year?

We have delivered on virtually everything we announced for the year. In certain instances we haven’t but there have been very good reasons for not doing so. In some cases we have done more than we said we would do.

Have you altered your plans now that the dot.com bubble has burst?

No. Our plans were laid on the basis of our experience with the internet and its technologies over the last five or six years. We avoided the fashionable pieces with supposedly stellar prospects such as retail and instant e-commerce. Consequently, we didn’t get spattered when the bubble burst. We remained focused on the real things such as software infrastructure and the ability to build good content on top of it.

The recent falls on Nasdaq and the downgrading of technology stocks have affected the value of the quoted investments within the Greenhouse Fund. What plans do you have for the Fund following your decision not to pursue an IPO?

Happily, we realised the value of many of our investments over the last four years. The money has been ploughed back into new investments. We have used minimal shareholder capital in this operation. We would now like to see Greenhouse take in private capital from other groups. We continue to be interested in tapping into technology. In retrospect this may be a sounder route than the original plan for an IPO.

How will your core business sustain its current levels of growth in the face of continuing consolidation within financial markets?

Financial markets have been consolidating for the 10 years I have been Chief Executive of this company and yet we have still managed to grow despite the difficulties that mergers may present us with. There are several reasons for this. First, large merged companies develop a very sophisticated demand for a much wider range of service such as enterprise software, secure communications and cheap information packages to distribute to their own clients. Reuters is by far the best placed organisation to exploit this range of demand. Secondly, it is always a mistake to think that everything is always going to consolidate. While that trend has been evident, and we could of course be affected by future consolidations, financial markets are also becoming much more varied and demanding. This gives rise to whole new generations of smaller organisations, never seen before, like e-brokers. Furthermore, expanding wealth and the relative failure of state pensions to achieve growth for individuals has spurred an expansion in asset management and private banking activities.

You announced last year that Reuters would target consumers directly for the first time in its history. How are you achieving this?

The internet has had the magic effect of making high-class information available to tens of millions of people outside the dealing room – in offices and at home. We have had tremendous success in selling small packages of information for distribution by our customers to their own customers. We have also set up web initiatives such as reuters.com. We hope to be able to establish routes by which investors who visit our site will have the opportunity, if they want to buy financial products, to visit sites run by our clients.

You established a number of joint ventures such as Radianz and Factiva. How will such companies create value for Reuters?

Last year’s notion that you only had to put together a marketing plan to be worth £1 billion has gone – probably forever. Our joint ventures are operating in well-chosen areas where we needed partnerships to achieve our objectives more quickly. They should each find a big market. But they will have to stretch themselves to win market share because customer expectations are rising all the time.

What impact does the internet have on margins?

Products delivered over the internet tend to be widely disseminated and low in price, if not free of charge, to the actual consumer. Volume should make up for the lower price of less sophisticated, less comprehensive products. Furthermore, internet technologies are free. We don’t have to pay to invent them. The ‘last mile’ link to the customer is free of cost to us. Customers have their own equipment and have to maintain it themselves.

Some people imagine that free information on the internet means that no-one will buy Reuters products. Banks and brokers have to know more than their own customers – so as long as they exist there will always be a need for a premium service. Over time the cheapening cost of communications, of hardware and software, may tend to lower the price of information services. However, we see no sign of this at the moment. All we see is an incremental opportunity to sell more smaller information packages more cheaply.

What impact on Instinet’s growth will the change of plan for a retail service have?

We have been trying to adhere to value-based management. The value in retail last year lay primarily in the very large value the market attributed to retail electronic brokerages. On the whole these high valuations have collapsed. This set us looking much more closely at the basic economics. We found, now that the retail trading frenzy has cooled down, that the economics did not look that good. However, there is no reason for Instinet to exit from retail. It is already running clearing services for retail brokers. It is also intended to offer them execution services. We are now making these services available as a ‘private label’ type of provider – not a branded one. This should deliver more profit and value to shareholders.

How will you maintain the strategic benefit of Instinet to the Reuters Group following its IPO?

We have allowed Instinet to operate independently since we bought it. This freedom has helped Instinet to build a significant business and we are now lowering the last barrier to full independence by taking it to an IPO. We believe there are strategic benefits for both sides in a close partnership but they are more likely to be achieved through mutual help and understanding than by complete ownership. We will remain a large shareholder nevertheless. It is a good business close to our own.

<Picture: Tara Joseph, Editor Reuters Television, interviews Peter Job about the company’s strategy at Reuters Infoworld exhibition of products held in March 2000. Rolf Soderlind/Reuters

Reuters Group PLC Annual Review 2000 11

REUTERS FINANCIAL

Reuters Financial, Reuters core business division, comprises Reuters Information and Reuters Trading Solutions.

We provide packages of content and technology to financial institutions to help them improve their performance. Our customers require information but many also need the technology infrastructure over which they route data and carry out transactions. As the financial services industry becomes increasingly global, our major customers are looking for global solutions. We believe our scale gives us the ability to meet their needs.

Our goal is to broaden our customer base by creating new communities of Reuters users. To achieve this, we are adding new content and functionality to our product range and developing internet-delivered services which are easy to access and use. We are also migrating our core financial business to an internet-based model.

Philip Green Chief Executive Reuters Financial

Harry Chambers

We provide packages of content and technology to financial institutions to help them improve their performance. Our customers require information but many also need the technology infrastructure over which they route data and carry out transactions.

>Monitoring Reuters networks at the London global technical centre. Julian Calder

>

(i)	Rika Otsuka, Correspondent, and Sakiko Seki, Editor-in-Charge, Japan Desk.

(ii)	James Saft, Chief Correspondent, UK Financial Markets. Julian Calder

ˆ A Hasler and Escher morse receiver, c. 1865. This would probably have been used by Reuters until the late 19th century for the reception of messages in morse.	ˆ Men of the Day: Baron Paul Julius Reuter, 1872. Vanity Fair

......Reuters: 18,082 staff in offices in 204 cities in 100 countries...Delivers services to 558,

12 Reuters Group PLC Annual Review 2000

One of the markets that offers potential for us is asset management, a sector that is growing in importance around the world.

Reuters Financial operating profit rose by 7%. Underlying operating profit, which excludes the impact of acquisitions, disposals, significant once-off items and currency movements, grew by 19%. The operating margin was flat at 20%.

In the first year of the business transformation programme, we laid the foundation for the new internet-based architecture and started to bring to market products that use elements of the new functionality. Costs for the first year of the programme were lower than expected at £139 million.

REUTERS INFORMATION (RI) provides information products for financial professionals. We focus on four main markets: equities, fixed income, foreign exchange and money, and commodities (including energy).

Our information products deliver a wide range of real-time and historical data, news, graphics, television and analytics. They include coverage of more than 940,000 financial instruments, prices from 263 exchanges and over-the-counter markets, contributed data from 5,036 sources and multimedia news from our network of 2,157 journalists, photographers and cameramen. Our goal is to provide a wide range of services at different price points. This allows us to address a broad base of the financial market and create communities of users who share common needs or requirements.

We offer top tier services targeted at traders in the dealing room, brokers, investment managers and research analysts who need in-depth data to carry out analysis and make trading and investment decisions. In addition, we provide products for client-facing and support staff who need a smaller range of information. We also offer internet-delivered technology solutions which enable financial professionals to distribute Reuters content to their own customers.

3000 Xtra, our flagship international information product, offers the full breadth and depth of Reuters financial information and exploits the latest desktop technology. It enables users to create their own personalised displays, carry out sophisticated analytics and export data for in-house use. We believe that 3000 Xtra is an important platform that will expose more of our suite of data and applications to clients and as a result draws us closer to those clients. We also believe that 3000 Xtra will provide us a with a basis from which to sell additional services in the future.

Sales of 3000 Xtra were strong in 2000, boosted by a number of deals with major clients. These included 1,500 positions to Lehman Brothers

RI	00 £M	99 £M	98 £M

Revenue	1,737	1,619	1,531

Cost	(1,454)	(1,366)	(1,373)

Contribution	283	253	158

Employees	8,631	9,239	9,306

<1951: Reuters headquarters at 85 Fleet Street decorated to celebrate the company’s centenary.

<A hot-air balloon message sent by French agency Havas during the siege of Paris to Reuters London office. 1870.
000 users in 50,600 locations in 151 countries...Supplies information gathered from 5,036......

Reuters Group PLC Annual Review 2000 13

globally and 1,200 to Merrill Lynch in London. By the end of the year we had sold more than 27,000 positions.

We saw strong sales of information products – across the range – in Europe. State pension fund reform across the continent has led to a rise in personal investment as individuals increasingly take responsibility for planning for their own financial future. This trend has fuelled a growth in the asset management sector and an increasing demand for information products.

In addition to international products, we offer many products tailored to the specific needs of domestic markets. Reuters Plus, an equities product developed principally for the US retail brokerage sector, continued to see good growth in 2000 with sales increasing by 28% to a total of 60,000 accesses. We continue to focus on increasing our presence in the important US equities market.

Our products targeted at users working outside the trading floor, delivered over company intranets, continued to do well. We saw a 50% increase during the course of the year in the number of users accessing these services.

In October 2000 we launched Reuters Credit, an internet-based service which provides comprehensive information on issuers in the international credit markets. It represents one of the first e-business initiatives to emerge since we announced our internet strategy in February 2000.

Reuters Information actual revenue grew 7% and underlying revenue grew 8%.

<Reuters Monitor, introduced in 1973, provided contributed market information to subscribers.

<Peter Lai, now a sales manager, trains Singapore colleagues Lyn Lim, Shuh Shyan Lu and Lester Langford on 3000 Xtra. Brynley Scully

<1966. Using Stockmaster to retrieve electronic stock prices

......contributors, 263 real-time markets and a network of 2,157 journalists, photographers

14 Reuters Group PLC Annual Review 2000

REUTERS TRADING SOLUTIONS (RTS) aims to meet the technology and transaction needs of customers in treasury and banking, corporate treasuries, securities broking and sales, asset management, and personal financial services.

Our customers are operating in an environment where the pace of change is accelerating. By providing unprecedented access to information, analysis and trading facilities, the internet is shifting the balance of power in favour of the end consumer. Financial market professionals face tough competition and continuing consolidation within their industry. As a result, they are looking for ways to differentiate themselves to their customers and achieve cost savings through improved efficiency.

Our business has two main elements: Transactions and Solutions. Our transactions systems enable traders to deal, electronically, from their desktops. Our technology and software solutions improve operating efficiency and facilitate trading throughout the enterprise. They also enable our customers to provide content and brokerage packages to their customers.

These products link to a variety of information sources, either internally or externally via the internet. We also offer consulting services which deliver fully integrated and tailored technology solutions to meet the individual requirements of clients.

In Money Transactions Systems our main challenge in 2000 was to continue the development of our successful interbank dealing business, which provides trading systems for foreign exchange traders in spot and forwards, whilst also catering for the needs of the banks’ own institutional and corporate customers who are playing a more active role in the money and foreign exchange markets.

Dealing 3000, our latest range of foreign exchange dealing products for the interbank market, has a fresh look and feel and offers users integrated access to information and financial applications. Dealing 3000 is making good progress; by the end of the year around 20% of our Dealing customers had upgraded to Dealing 3000 from Dealing 2000. However, the total number of Dealing users continued

RTS	00 £M	99 £M	98 £M

Revenue	822	780	827

Cost	(588)	(550)	(541)

Contribution	234	230	286

Employees	4,387	4,105	3,887

<A Reuters bulletin seller in Port Said, Egypt. 1938.

<Nicola Rendall, Project Manager; Faye Cooper, Business Development Manager; Giandavide Orsi, Business Analyst; Peter Manley, Marketing Communications, London. Julian Calder

<(i) Christopher Burtt, Project Manager; Adelina “Chiqui” Gavilan, Senior Legal Counsel; and Ed Esters, Project Manager, outside Reuters new US headquarters at 3 Times Square, New York. Ric Gemmell

<(ii) A Reuters screen in Hong Kong’s Central district displays foreign exchange rates. Brad Rickerby and cameramen in 190 news bureaux...Provides data on more than 940,000 financial......

Reuters Group PLC Annual Review 2000 15

a steady decline to 20,200 accesses, down from 22,000 at the end of 1999. This trend is due in part to the introduction of the euro, which prompted many European banks to reduce the number of foreign exchange traders they employed.

To complement our activities in the interbank foreign exchange market, we launched Reuters Treasury Solutions in 2000. This product allows banks to provide their corporate and institutional customers with their own branded foreign exchange and money market trading service. We have also partnered with some of our largest banking clients to create Atriax, an online multi-bank foreign exchange marketplace which links banks with their customers. Atriax is due to launch in the second quarter of 2001.

Securities Transactions Systems provides open order routing services which facilitate ‘straight-through-processing’ for the global securities markets. In 2000 we saw the number of equity orders handled by our systems treble and the number of new customers double, albeit off a small base. This growth was spurred by growth in cross-border trading of securities and an increased focus by the market on efficient order routing.

Our Applications and Enterprise Solutions business provides sophisticated software for the distribution of real-time information and order flow data throughout customer organisations, together with risk management applications.

In 2000 we made considerable progress in streamlining our product offering to help customers achieve efficiency across their enterprises. We increasingly used TIBCO technology across platforms and applications to provide customers with a common architecture to link financial software components. California-based TIBCO Finance is now

<A Reuters messenger boy. 1939.

<(i) Jean-Paul Mergeai, Marketing Manager, France-Benelux. Matt Greenslade

<(ii) Reuters new US headquarters at 3 Times Square, New York. Brad Rickerby

<Kenneth Tsui, Manager, Greater China. Brad Rickerby

......instruments as well as on 40,000 companies...Publishes some 25,000 news headlines and

16 Reuters Group PLC Annual Review 2000

integrated into the Reuters Group, bringing industry-standard market data systems and business integration architecture.

During 2000 we designed a new Trading Systems Architecture which provides more sophisticated delivery of information and other services to the client’s site, integrates them into the client’s business flow and facilitates further distribution over the internet.

We aim, through our Retail Solutions business, to become the leading supplier of online information and technology solutions to personal financial services providers around the world. The blend of content and brokerage packages enables our customers to deliver branded electronic services to their own retail clients. We had a very good year in 2000, achieving some notable sales successes. We intend to expand this business by developing solutions for use by a wider variety of markets and customers.

Reuters Consulting, formed in 2000, gives global reach and consistency to, as well as extending the scope of, the professional services we had previously offered on a local basis. Consulting plays a key role in our strategy to provide global technology solutions. We aim to be the natural integration and implementation partner for clients who wish to deploy Reuters data and systems across their organisations.

Actual revenue for Reuters Trading Solutions rose 5% and 4% on an underlying basis. Revenue from transaction products was flat, reflecting the continuing contraction within the foreign exchange markets. The growth was driven by sales of Retail Solutions and of Application and Enterprise Solutions as investment in information technology picked up following the millennium slowdown.

We believe we have made substantial progress in 2000, creating a strong platform on which to build in 2001.

<Watercolour by R Dudley “The interior of a cable hut at Valentia, Ireland” shows the end point of the transatlantic cable.1866. Institution of Electrical Engineers Archives

<Technicians and engineers of the UK Field Group on their way to Reuters customers. 1986.

<Jennifer Casillas, Senior Project Manager; Michael Cain, Director of Finance; Britt Backlund, Senior Marketing Co-ordinator; TIBCO Finance, Palo Alto, California. Ric Gemmell more than six million words a day...Reports news in 24 languages...Supplies news and......

Reuters Group PLC Annual Review 2000 17

REUTERSPACE

Rob Rowley, Chief Executive Reuterspace

Reuterspace’s mission is to create sustainable, long-term value for the Reuters Group by acquiring new skills and developing markets outside the traditional financial business. In a drive to create new communities of Reuters users and expand our customer base we are developing products for the business and consumer markets. By building on our core strengths in content, technology and distribution, we are in a position to provide high-value information and communication channels for these new markets.

As a young venture operating in a fast-moving environment, we are taking a range of approaches to build our business more quickly. We are developing opportunities through internal initiatives, partnerships, stakeholdings and acquisitions.

The growth of the knowledge-based economy has created a strong demand within the corporate sector for high-value information. Businesses need this to help them perform better and remain competitive. To capitalise on this demand, we provide company information and research and advisory information for specific industry sectors including financial services, telecoms and healthcare. Reuters Health Information, which delivers health and

In a drive to create new communities of Reuters users and expand our customer base we are developing products for the business and consumer markets.

REUTERSPACE	00 £M	99 £M	98 £M

Revenue	235	157	154

Cost	(302)	(172)	(181)

Contribution	(67)	(15)	(27)

Employees	2,226	1,344	1,541
<Reuters London news room. 1923.

......information to over 1,400 internet websites...An estimated 73 million people per month

18 Reuters Group PLC Annual Review 2000

medical global news services, became profitable during the year. We acquired two companies to enrich our range of content: ORT, which supplies information on 880,000 French companies, and Yankee Group, a leading technology research and strategic consultancy. Our research business has had a very successful year and we plan to continue acquiring content where good opportunities arise.

Factiva, the joint venture we formed with Dow Jones in 1999, now provides news and business information from 7,000 sources to more than 1.5 million corporate users globally. It is now the world’s second largest vendor of business information. Factiva moved into profit towards the end of 2000.

Our interest in the business market extends beyond content provision. We aim to make Reuters as successful a creator, integrator and distributor of information in non-financial corporations as it is in financial markets. We are partnering with Yahoo!, TIBCO Software and Equant, the data network services provider, to sell a package of software, content and communication channels to businesses seeking to establish information portals.

We see great synergy between what we can do for businesses and what we can do for consumers who increasingly are taking responsibility for their own financial needs. They demand high-quality information and advice. As a result, we are targeting consumers directly, as well as through third parties and joint ventures with partners.

Reuters Media serves the global media marketplace, and ultimately the consumer, with a broad range of content, including multimedia news, data and financial information. We are a world leader in online news distribution, reaching internet users through the provision of branded news and information in 14 languages to more than 900 websites. We also provide video news services and traditional news wire services to the print and broadcast media around the world.

We have redesigned our reuters.com website to use it as a gateway into our planned personal finance sites. We have also launched domestic sites for Germany (www.reuters.de) and the UK (www.reuters.co.uk) to offer users investment and financial tools in addition to news. Our strategy is to drive traffic to the sites of our personal financial services customers by providing links from the reuters.com site.

Through a network of strategic partnerships, we are providing a wide range of additional content and commentary. Multex Investor Europe, a joint venture with Multex.com Inc., gives private investors access to broker research, investment information and tools. The UK website, which went live in September 2000, has 25,000 registered users. A German site was launched later in the year. We formed a similar company, Multex Investor Japan, to penetrate the Japanese consumer market.

We partnered with Handelsblatt, the leading German financial newspaper, to develop a finance portal targeted at Germany’s 1.5 million

<Reuters domestic site for Germany.

<(i) Geoffrey Wheating, Director, Global Sports Development. Matt Greenslade

<(ii) Reuters Video News Editorial.

<London messenger girls with Reuter looking on, c.1938.

read Reuters online content, representing around 18% of internet users...Some 350......

Reuters Group PLC Annual Review 2000 19

online investors. We are in discussions with other potential partners across Europe to roll out similar portals.

Sila Communications, the joint venture we formed with Aether to develop wireless applications for the European market, is part of our strategy to distribute Reuters content to mobile devices.

We established an internal business incubator programme to identify and support promising new initiatives proposed by our staff. We have nurtured several businesses including an events information database service called Kalends (www.kalends.com) which serves both business and consumer users online.

The Greenhouse Fund was set up in 1995 to invest in internet start-up companies to enable Reuters to tap into new technologies for its own product development. We used the knowledge and expertise we gained through the Greenhouse investments in the formulation of the internet strategy we unveiled in February 2000.

In 2001 we plan to change our financial strategy by bringing in external investors. Although we had contemplated floating a portion of the Fund, we no longer intend to pursue an IPO.

The Greenhouse Fund generated£83 million profit on disposals in 2000. The year-end market value of the Fund’s 19 listed investments was £99 million versus £438 million last year, reflecting the disposals as well as the technology market correction. The unlisted investments totalled 71, including 14 funds.

Reuterspace actual revenue rose 50% to £235 million, reflecting the benefit of acquisitions made during the year. Underlying revenue was up 16%. Online media revenue more than doubled, but was partially offset by reduced revenue from television. Investment of £41 million included £17 million to develop the reuters.com infrastructure. The investments to develop opportunities in the corporate and retail markets as well as the cost of running the Greenhouse Fund resulted in an operating loss of £67 million, versus £15 million in 1999.

Reuterspace is an investment vehicle for the Group’s future. We do not expect it to show a profit in the short term.

<Reuters telegrams from the Port Said branch, Egypt concerning the Kaiser’s visit just before Queen Victoria’s death, the Boer War and a disturbance in China. 1901. <Reuters Delhi office, c.1920.

<David Pegg, Picture Supervisor, Reuters Video News, London. Julian Calder

......subscribers plus their networks and affiliates in over 90 countries use Reuters video

20 Reuters Group PLC Annual Review 2000

INSTINET

Doug Atkin, Chief Executive Officer, Instinet

Instinet is an e-financial marketplace. We pioneered electronic brokerage and we are now the world’s largest electronic agency securities brokerage firm. Through our electronic platforms, we bring buyers and sellers together so they can trade equity and fixed income securities, and access research to assist in the trading process. We also provide clearing and settlement services. We aim to help our customers reach their trading objectives at reduced costs and with greater speed and efficiency.

Our customers are institutional investors, such as mutual funds, pension funds, insurance companies and hedge funds, as well as securities brokers and dealers. They can trade directly and anonymously with each other. We trade in more than 40 established securities markets throughout the world. We are also a member of 20 exchanges around the world including London, Frankfurt, Paris, Milan, Zurich, Hong Kong, Tokyo, Sydney and Toronto stock exchanges, and the Nasdaq marketplace.

Our flagship equities service continued to expand its global customer base. Although the forces of technology, regulation and globalisation generated changes for all equity brokers, including Instinet, our global equities business achieved record highs, driven by market-wide growth in share volumes and our increased international business. In 2000, our customers’equity transactions volume was about 88 million trades globally, and we traded an average of more than 265 million US equity shares a day.

We allow our customers to obtain significant price improvement and reduced transaction costs in executing their trades. We calculated that, through the use of our equity trading system, our institutional customers saved US$2.7 billion of costs through price improvements and reduced transaction costs during the 12-month period ended on 30 September 2000, based on our analysis of a report by Plexus Group, an independent market research group that calculated Instinet’s price improvement in basis points savings as compared to the Plexus Group benchmark. Recently we were ranked the top agency broker for ‘best execution’ in the October 2000 edition of Euromoney based on a poll of 300 European equity fund managers.

To provide greater value to the institutional community beyond the global execution of trades, we increased our provision of third-party, independent and proprietary research to investment decision makers during 2000.

Through our electronic platforms,we bring buyers and sellers together so they can trade equity and fixed income securities, and access research to assist in the trading process. We also provide clearing and settlement services.

INSTINET	00 £M	99 £M	98 £M

Revenue	804	525	446

Cost	(647)	(396)	(291)

Contribution	157	129	155

Employees	2,021	1,379	1,181

<A 1986 Instinet terminal.

news...Instinet: the world’s largest electronic agency securities broker, trading in over......

Reuters Group PLC Annual Review 2000 21

Our clearing and settlement services (ICS) provides post-execution services and financing to various Instinet execution and customer facing brokerage operations as well as to non-affiliated third party firms. Currently, the ICS offering includes trade allocation, custody and settlement for the institutional community, as well as margin, customer accounting, cash management, and non-equity products for the retail brokerage community.

Instinet’s actual revenue rose 53% to £804 million and 40% on an underlying basis. In the US underlying revenue grew by 34%, boosted by strong volumes traded on Nasdaq. Underlying international revenue increased by 61% and now accounts for 24% of total revenue. Operating profit rose by 22% and by 17% on an underlying basis. Operating margin was 19.5%, down from 24.5% in 1999. This reflected our investment of £66 million in a product for the fixed income market. Instinet’s share of trading on the Nasdaq market rose to 14.4% in 2000.

Until recently, our e-financial marketplace centred almost exclusively on serving the needs of institutional investors and brokers and dealers in the global equity markets. In 2000 we introduced our new global electronic platform for trading fixed income securities. The markets for fixed income securities are amongst the largest in the world but they are far less transparent than the equity markets. We believe the launch of Instinet Fixed Income will significantly increase the amount of liquidity and transparency in bond trading. Our customers currently trade US Treasuries and European Sovereign Debt through our brokerage service.

We have seen client order flow in fixed income increase as we have added functionality in response to client requests. We have introduced niche products, such as Swapbox, which allows traders to buy and sell simultaneously on one efficient e-platform.

In February 2000 we completed our acquisition of Lynch, Jones & Ryan, a leading provider of specialised brokerage, research and commission recapture services for more than 1,000 pension plan sponsors and managers. This acquisition has helped us increase our transaction volumes and liquidity.

Instinet led a consortium that took a majority stake in Tradepoint Financial Networks PLC, a publicly quoted for-profit exchange based in the UK, in 1999. In July 2000 Tradepoint and the Swiss Exchange announced the two exchanges had agreed to create a new pan-European exchange to be called virt-x. The new exchange is expected to launch in 2001.

In March 2000 we acquired a 13% interest in Vencast.com, a solutions provider for the private equity industry. Vencast.com offers a new, secure digital environment which facilitates the process of raising capital for, and investing in, private equity opportunities. Additionally, we acquired a significant minority stake in Tradeware SA of Belgium, a leading developer of trading technology which enables real-time order routing to electronic stock exchanges.

In December 2000 we announced plans to service the retail community indirectly via the brands of other financial services and brokerage firms. With the substantial declines in the value of the online brokerage businesses resulting from rising customer acquisition costs, falling trading activity, and slowing new customer growth, we took the opportunity to redirect the retail project. By utilising some of the technology, we now offer key elements of the service through our wholesale business as a private label.

In late 2000 Reuters confirmed its intention to float a minority stake in Instinet. On 8 February 2001 we filed with the US Securities and Exchange Commission our S-1 Registration Statement under the Securities Act of 1933.

<Volume of documents relating to Reuters acquisition of Instinet in May 1987.

<Instinet’s trading floor, New York. Ric Gemmell

<(i) Instinet’s New York offices.

<(ii) Gregory Simons, Vice President, Institutional Equity Trading, Instinet, New York, Ric Gemmell

......40 securities markets, a member of 20 exchanges in North America, Europe, and Asia......

22 Reuters Group PLC Annual Review 2000

JOINT VENTURES AND ASSOCIATES

In unveiling our internet strategy in February 2000, we said we would work increasingly with partners to target wider markets. We formed alliances with several partners in the course of the year to achieve our goals more quickly. These initiatives extend the range of our activities, continuing a process we started in 1999.

Radianz, a joint venture with Equant, became operational in July 2000. Radianz plans to develop the world’s largest, secure, private internet protocol (IP) network for the financial markets. Radianz’s services are targeted at organisations who like the capability and standards of internet technology but require a network providing both high performance and security. Although Reuters owns 51% of the joint venture, its control is limited to 50%. Reuters has contributed most of its network assets to Radianz.

TIBCO Software Inc. is a publicly traded company quoted on the Nasdaq stock market. Previously part of the Reuters Group, it completed an IPO in July 1999. The company enables businesses to integrate applications across the enterprise and to deliver personalised information through enterprise portals. Reuters has a 57% economic interest in TIBCO Software but its voting rights are restricted to 49%. If all outstanding employee options over TIBCO Software’s shares were exercised, Reuters shareholding in TIBCO Software would be 42%. TIBCO Software technology is integral to a number of Reuters technology products.

Factiva, a 50% owned joint venture with Dow Jones, was formed in 1999. Factiva sells news and business information from 7,000 sources to 1.5 million users around the world. Factiva’s sources include the Reuters and Dow Jones news wires in addition to national, regional and local newspapers and trade publications. The content includes information in 22 languages. Factiva also provides technology solutions to integrate content into companies’ intranets or information portals.

Multex Investor Europe, a 50% owned joint venture with Multex.com Inc., was established in February 2000 to provide dedicated broker research and investment information to private investors in Europe. It has launched three websites for the UK, German and French markets. In addition, Multex Investor Japan, a 50% owned joint venture with Multex.com Inc., was formed in February 2001 to provide similar services in Japan. Reuters holds a 6.2% stake in Multex.com Inc.

Atriax, a consortium formed in late 2000, is 25% owned by Reuters. Its other principal owners are some of the world’s leading foreign exchange banks. Atriax aims to become the premier global electronic marketplace for foreign exchange by bringing together banking, institutional and corporate foreign exchange professionals.

Sila Communicationswas created in May 2000 to provide wireless data services and technology in Europe. It is a 40% owned venture with Aether Systems. Reuters owns a 7.2% interest in Aether Systems.

BRAND

Over 150 years, Reuters has become one of the most famous names in the world. Our brand is above all built on trust. People believe Reuters. We are objective, impartial and independent. We have a record for speed, enterprise and innovation, established over one and a half centuries since our founder Paul Julius Reuter first turned to the telegraph to build his business. Interbrand, a leading international branding agency, last year placed us top among UK-based companies in its annual valuation of the top 75 global brands.

These strong brand assets are now helping us to seize the unfolding new business opportunities of a rapidly changing business environment. New channels such as the internet, wireless delivery and personal digital assistants make information ever more accessible. People look increasingly to fast, personalised information when taking their decisions –at work and at home. In choosing their information, they look to a brand which they can trust –for its integrity, its competence and its ability to exploit new information technologies.

The Reuters brand is spreading beyond its traditional areas of financial trading rooms and the world’s newspapers and broadcasters. Our information, ranging from financial data to news about politics, disasters, sports and entertainment, is now on over 1,400 internet websites worldwide, with around 350 million page impressions per month. Leading financial institutions use our information and integration software to keep their private investor customers constantly informed online.

To support our brand, we increased our investment in advertising in 2000, using television for the first time as a medium to reach a wider public.

Reuters Group PLC Annual Review 2000 23

BOARD OF DIRECTORS

Non-executive directors

Sir Christopher Hogg

Non-executive Chairman.

Non-executive Chairman of Allied Domecq PLC since 1996. Non-executive director of GlaxoSmithKline plc since 1993 and Air Liquide SA since May 2000. Non-executive Chairman of the Royal National Theatre since 1995. Former member of the International Council of JP Morgan 1993-2000. Former Chairman of Courtaulds PLC 1980-1996 (Chief Executive 1979-1991). Former non-executive director of the Bank of England 1992-1996. Member of the Audit and Remuneration Committees and Chairman of the Nomination Committee. Age 64.

Sir John Craven

Non-executive Chairman of Lonmin Plc since 1997. Non-executive director of Gleacher & Co LLC since 2000. Former member of the Board of Managing Directors of Deutsche Bank AG and former executive Chairman of Deutsche Morgan Grenfell Group plc (1989-1997). Former non-executive director of Rothmans International BV. Member of the Audit, Nomination and Remuneration Committees. Nominated as Reuters senior independent non-executive director. Age 60.

Ed Kozel

Managing Director of Open Range LLC. Non-executive director of Cisco Systems, Inc., Yahoo! and TIBCO Software Inc. From 1989 to 2000 worked for Cisco Systems, Inc. in a number of roles, more recently as the Chief Technical Officer and Senior Vice President Business Development. Prior to 1989 worked with SRI International in California. Member of the Remuneration and Nomination Committees. Age 45.

Dennis Malamatinas

Chief Executive, Priceline Europe. Former CEO, Burger King Corporation (1997-2000). From 1979 to 2000 he held a number of executive positions, first with the Procter & Gamble Company then with PepsiCo and then with Grand Metropolitan plc (now known as Diageo plc). From 1998 to 2000 he was an executive director of Diageo plc. Member of the Audit, Nomination and Remuneration Committees. Age 45.

Roberto Mendoza

Former Vice Chairman and a director of JP Morgan &Co Inc. (1990-2000) and Managing Director of Goldman Sachs & Co (2000). Joined JP Morgan in 1967 with successive assignments in London and New York. Non-executive Chairman of Egg plc and a non-executive director of Prudential plc, ACE Limited and Vitro SA. Member of the Audit, Nomination and Remuneration Committees. Age 55.

Dick Olver

A group managing director of BP Amoco plc and CEO, Exploration and Production. Member of the Institute of Civil Engineers. A governor of New Hall School. Member of the Nomination and Remuneration Committees and Chairman of the Audit Committee. Age 54.

Charles Sinclair

Group Chief Executive of Daily Mail and General Trust plc since 1988. Non-executive director of Euromoney Institutional Investor PLC and Schroders plc. Fellow of the Institute of Chartered Accountants. Member of the Audit and Nomination Committees and Chairman of the Remuneration Committee. Age 52.

Ian Strachan

Non-executive director of Transocean Sedco Forex and Instinet Group LLC. Former Deputy Chairman of Invensys plc (1999-2000). Former CEO of BTR plc (1996-1999). Former Deputy CEO (1991-1995) and CFO (1987-1991) of Rio Tinto plc. Former non-executive director of Commercial Union plc (1990-1996). Former CFO of Johnson & Higgins (1986-1987). Held various senior positions in Exxon (1970-1986). Member of the Audit, Nomination and Remuneration Committees. Age 57.

Executive directors

Peter Job

Chief Executive. Joined Reuters as a journalist in 1963. From 1971 worked to develop the company’s business in Latin America, Africa, Asia and the Middle East. From 1978 until 1991 headed the company’s operations in Asia. He has announced his retirement from Reuters effective July 2001. Non-executive director of Schroders plc, GlaxoSmithKline plc, TIBCO Software Inc. and Instinet Group LLC. Former non-executive director of Diageo plc. Member of the Nomination Committee. Age 59.

Tom Glocer

Executive Director and Chief Executive Designate. In December 2000 named to succeed Peter Job as Chief Executive of Reuters in July 2001. Former CEO Reuters Information (2000) and President & Senior Company Officer, Reuters America (1998-2000). Previously CEO Reuters Latin America (1997). Joined Reuters in 1993 as Vice President and Deputy General Counsel, Reuters America and appointed Executive Vice President and General Counsel, Reuters America Holdings in 1995. Prior to joining Reuters he was a mergers and acquisitions lawyer with Davis Polk & Wardwell in New York, Paris and Tokyo. Non-executive director of Instinet Group LLC, Giant Bear Inc. and of the New York City Investment Fund. Age 41.

Philip Green

Executive Director and Chief Executive, Reuters Financial. Joined Reuters in September 1999 as Chief Executive, Reuters Trading Solutions. Former Chief Operating Officer, Europe and Africa, at DHL International, based in Brussels. Joined DHL in 1990 as Regional Director, Northern Europe having previously worked in both the UK and US. Non-executive director of SKF AB. On the Advisory Board of the London Business School. Age 47.

David Grigson

Finance Director. Joined Reuters in August 2000 from Emap plc where he was Group Finance Director and Chairman of Emap Digital. Formerly with Saatchi & Saatchi Plc (1984-1989) and Esso UK (1980-1984). Age 46.

Jean-Claude Marchand

Executive Director, Group Marketing Director and Chairman, Reuters Information. Chief Executive, Global Sales and Operations (1998-1999). Managing Director, Continental Europe, Middle East and Africa (1994-1998). Joined Reuters in 1971 as a sales executive and became Sales and Marketing Manager, Asia in 1978. A Swiss national, he has held senior management positions in Europe since 1979. Non-executive director of i2i, Radianz Limited and Sila Communications Limited. Age 54.

Rob Rowley

Executive Director and Chief Executive, Reuterspace. Finance Director from 1990 to 2000. Joined Reuters in 1978 taking financial responsibility for Europe in 1981. Became Joint Company Secretary in 1988. Group Financial Controller in 1989, and Company Secretary from 1991 to 1993. Responsible for new business information products, media and new business ventures since 1996. Non-executive director of Prudential plc. Age 51.

Group Executive Committee

Peter Job (Chair), Tom Glocer, Philip Green David Grigson, Jean-Claude Marchand, Rob Rowley, Stephen Mitchell (Group General Counsel), David Ure (Strategic Adviser to the Board; non-executive Chairman, Radianz), André Villeneuve (non-executive Chairman, Instinet), Geoffrey Weetman (Director of Human Resources), Rosemary Martin (Secretary).

24 Reuters Group PLC Annual Review 2000

EXECUTIVE DIRECTORS Peter Job, Tom Glocer, David Grigson, Philip Green, Rob Rowley, Jean-Claude Marchand.

SUMMARY DIRECTORS’ REPORT AND REMUNERATION

The directors submit their summary report and summary audited financial statement for the year ended 31 December 2000. These are derived from the full audited financial statements of Reuters Group PLC.

Activities

Reuters activities, likely future developments and post balance sheet events are described in the business reviews on pages 12-23.

Dividend

An interim dividend of 3.65p per ordinary share was paid on 6 September 2000. The directors recommend a final dividend of 12.35p per ordinary share giving a total of 16.0p per ordinary share for the year (1999 – 14.65p). Subject to shareholders’ approval at the annual general meeting, the final dividend will be paid on 26 April 2001 to members on the register at the close of business on 16 March 2001.

Directors

The names and biographical details of current directors are given on page 25.

During 2000 Dennis Malamatinas, Ed Kozel and Ian Strachan were appointed non-executive directors. Bob Bauman and Sir David Walker retired as directors at the annual general meeting in April.

In January 2000, John Parcell resigned as an executive director and left the company. André Villeneuve resigned as a director in February 2000 to concentrate on his role as chairman of Instinet and David Ure resigned as an executive director in July to concentrate on his role as chairman of the Radianz joint venture with Equant. Philip Green, Tom Glocer and David Grigson were appointed executive directors in February, June and August 2000 respectively, and in December it was announced that Tom Glocer would be appointed as Chief Executive on the retirement of Peter Job in July 2001.

Corporate governance

Reuters is committed to high standards of corporate governance and has complied throughout 2000 with the principles of corporate governance set out in Section 1 of the Combined Code save that the service contracts of Peter Job, Rob Rowley and Jean-Claude Marchand are terminable by the company, in effect, on two years’ notice. However, consistent with the company’s move towards having executive directors’ service contracts terminable on not more than one year’s notice, Philip Green’s appointment can be terminated on one year’s notice and David Grigson’s appointment can be terminated on one year’s notice after an initial period ending in August 2001.

The company has established a framework of internal control which is reviewed by the Board. The Board has delegated specific responsibilities to its Audit Committee, Remuneration Committee and Nomination Committee. Authority is delegated to the Chief Executive and Group Executive Committee for implementing strategy and managing the Group. A full corporate governance statement is contained in the annual report and Form 20-F 2000.

26  Reuters Group PLC Annual Review 2000

The following is a summary of directors’remuneration and interests, including share options. A more detailed analysis is set out on pages 15-24 of the annual report and Form 20-F 2000.

The 2000 remuneration packages of executive directors consisted of annual salary, health and car benefits, prolonged disability insurance, an annual cash bonus plan, pension contributions and participation in a performance-linked share plan and all-employee share schemes. By far the most significant portion of each executive director’s potential remuneration package was performance related.

	2000			1999
	SALARY/FEES £000	BONUS ENTITLEMENTS £000	BENEFITS £000	TOTAL £000	REMUNERATION TOTAL £000

Chairman:
Sir Christopher Hogg	250	—	9	259	213

Non-executive directors:
Bob Bauman (resigned 18 April 2000)	15	—	—	15	43
Sir John Craven	35	—	—	35	33
Michael Green (resigned 20 April 1999)	—	—	—	—	11
Ed Kozel (appointed 31 March 2000)	27	—	—	27	—
Dennis Malamatinas (appointed 1 January 2000)	35	—	—	35	—
Roberto Mendoza	35	—	—	35	33
Dick Olver	42	—	—	42	33
Charles Sinclair	45	—	—	45	43
Ian Strachan (appointed 10 May 2000)	44	—	—	44	—
Sir David Walker (resigned 18 April 2000)	12	—	—	12	33

Total for non-executive directors (excluding Chairman)	290	—	—	290	229

Executive directors:
Tom Glocer (appointed 5 June 2000)	264	179	7	450	—
Philip Green (appointed 7 February 2000)	306	203	83	592	—
David Grigson (appointed 1 August 2000)	147	98	25	270	—
Peter Job, Chief Executive	605	409	17	1,031	905
Jean-Claude Marchand	352	246	28	626	591
John Parcell (resigned 15 January 2000)	1,203	—	38	1,241	495
Rob Rowley	372	247	13	632	556
David Ure (resigned 24 July 2000)	207	138	6	351	516
André Villeneuve (resigned 7 February 2000)	44	34	34	112	551

Total for executive directors	3,500	1,554	251	5,305	3,614

Total emoluments of directors	4,040	1,554	260	5,854	4,056

At the time of his resignation, John Parcell received a lump-sum payment of £1,189,000, which comprised an amount of £689,000 equivalent to two years’ salary and £500,000 in respect of foregone long-term incentive plan awards.

All bonus entitlements were paid in cash except that Peter Job and David Ure waived their bonus entitlements in lieu of the company making equivalent contributions to individual money purchase pension plans on their behalf.

During 2000, Reuters paid £52,000 into defined contribution pension schemes for three executive directors. In addition, at 31 December 2000 four directors had benefits accruing under defined benefit schemes.

Reuters Group PLC Annual Review 2000  27

SUMMARY DIRECTORS’ REPORT AND REMUNERATION continued

Summary of share options and disclosable shareholdings

The table below summarises the number of shares underlying long-term awards to each executive director, the vested options on shares in Reuters Group PLC and the total shareholdings at 31 December 2000.

	LONG-TERM INCENTIVE AWARDS

	UNRELEASED 31 DECEMBER 1999 OR LATER DATE OF APPOINTMENT	AWARDED DURING PERIOD	RELEASED DURING PERIOD	LAPSED ON RESIGNATION	UNRELEASED 31 DECEMBER 2000 OR EARLIER DATE OF RESIGNATION	ALL-EMPLOYEE SHARE SCHEMES 31 DECEMBER 2000 OR EARLIER DATE OF RESIGNATION	INTEREST IN ORDINARY SHARES 31 DECEMBER 2000

Sir Christopher Hogg	—	—	—	—	—	3,077	31,693
Peter Job	323,059	73,567	16,523	—	380,103	5,508	216,510
Tom Glocer (appointed 5 June 2000)	85,969	—	—	—	85,969	17,228	10,266
David Grigson (appointed 1 August 2000)	—	42,579	—	—	42,579	—	—
Sir John Craven	—	—	—	—	—	—	6,846
Philip Green (appointed 7 February 2000)	100,000	24,320	—	—	124,320	—	2,000
Jean-Claude Marchand	211,240	47,667	6,921	—	251,986	5,098	32,346
Roberto Mendoza	—	—	—	—	—	—	8,000
Dick Olver	—	—	—	—	—	—	3,000
John Parcell (resigned 15 January 2000)	153,843	—	—	147,408	6,435	43,061	—
Rob Rowley	200,085	45,235	10,303	—	235,017	5,508	138,665
Charles Sinclair	—	—	—	—	—	—	10,062
Ian Strachan	—	—	—	—	—	—	1,500
David Ure (resigned 24 July 2000)	211,516	—	11,139	—	200,377	2,000	—
André Villeneuve (resigned 7 February 2000)	211,516	—	—	—	211,516	5,508	—

No options under the all-employee share schemes were granted to, or exercised by, directors during their period of office in 2000. 28 Reuters Group PLC Annual Review 2000

CORPORATE RESPONSIBILITY

We have due regard to the interests of our employees, the communities in which we operate and the environment, in addition to the overriding interests of our shareholders. Our adherence to the Trust Principles, see page 41, means that we have a policy of reporting, with integrity and without bias, on activities around the world, including in countries which have been criticised for inadequately recognising human rights. We believe that facilitating the flow of information to people around the world, reliably and independently, is a valuable service to the community generally by raising awareness of conditions and activities across the world.

We were included in the Dow Jones Sustainability Group Index in 2000 as the leader in the publishing sector. This index tracks the performance of the top 10% of the world’s leading sustainability companies. Corporate sustainability is defined as a business approach to create long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments.

Employees: The total number of employees at 31 December 2000 was 18,082 (31 December 1999 –16,546). Geoffrey Weetman, Reuters Director of Human Resources, is a member of the Group Executive Committee and he brings employment issues to the attention of that forum and the Board. We undertake regular Group-wide employee surveys to evaluate morale and to identify any employee issues that need to be addressed. The results of the survey are communicated throughout the Group. We monitor workforce turnover, diversity, skills and performance, reporting discernible trends to the Group Executive Committee. Managers annually appraise the employees reporting to them in one-to-one meetings.

It is our policy that selection of employees including for recruitment, training, development and promotion should be determined solely on their skills, abilities and other requirements which are relevant to the job and in accordance with the laws in the country concerned.

Our equal opportunities policy is designed to ensure that disabled people are given the same consideration as others and, depending on their skills and abilities, enjoy the same training, development and prospects as other employees.

To encourage employees’ involvement and to ensure that employees are aware of the financial and economic factors affecting the Group, we make extensive use of the company’s intranet as a communications tool and hold regular meetings between management and employee representatives, including, where appropriate, union representatives, so that the views of employees can be taken into account in making decisions which are likely to affect their interests. Reuters European Employees Forum operates as a pan-European works council. We encourage the involvement of employees in the company’s performance through employees’share plans.

We record with deep regret the death of Kurt Schork who died while reporting for Reuters in Sierra Leone. We also record with regret the deaths in service of Yu Fai Chan, David Kirby, Veselin Pavkovic, Navdeep Ranawat, Roswitha Sediqie-Siepen and Eliane Vanden Bossche.

We value the courage and professionalism shown by employees operating in zones of conflict. We aim to cover news wherever it breaks but instruct staff to avoid risks wherever possible and provide hostile environment training for journalists. We provide training to staff to build awareness of health and safety issues.

The environment: We recognise that, although the environmental impact of our information and technology systems business is of itself minimal, we must address energy conservation and waste-management issues. Local initiatives in the Group are exemplified by our UK-wide initiative, launched in 2000, of introducing a formal environmental management system.

This is a continuous programme of improvement to bring benefits to the community as a whole, as well as to our profitability. The initiative has five main objectives: to work in partnership with suppliers to seek to ensure best environmental practice is followed, by suppliers to, and contractors of, the company; to manage electricity, gas and water supplies to attain optimum consumption through energy-efficient initiatives; to endeavour to minimise waste production; to utilise, and promote the use of, recycled materials, ensuring that materials are disposed of in an environmentally safe manner; and to raise and maintain a high level of understanding of, and participation in, environmental best practices. Targets have been set to reduce the impact of our UK operation in the environment and the process for measuring performance has been put in place. Information about environmental issues is available to our employees through an internal website. We participate in the BiE Index of Corporate Environmental Engagement which measures environmental management of FTSE 350 companies.

Our principal contribution to improving the environment, however, is through our news and information products which help to spread global awareness of environmental issues. Furthermore, the provision of our information services for display and access in electronic form enables our customers around the globe to keep abreast of events and issues with minimal use of paper and other resources.

Charitable contributions: We made a grant of £3.2 million in 2000 to fund the educational and humanitarian work of Reuters Foundation, our charitable trust (£3.3 million in 1999). In addition, our regional management made direct charitable donations of £1.2 million in cash and £13.7 million in kind, which includes the value of information services, equipment and employees’time provided free of charge for educational and humanitarian purposes. The overall total of our charitable giving, in cash and in kind, amounted to £18.1 million in 2000 or 2.7% of pre-tax profit (£16.6 million or 2.6% in 1999).

No political contributions are made.

Reuters Group PLC Annual Review 2000 29

REUTERS FOUNDATION

Reuters Foundation is our educational and charitable trust. It represents our values and concerns and those of our employees, focusing its activities in areas where our skills and expertise in information gathering, technology and communications can be put to optimum use for the benefit of our neighbours worldwide.

One third of the Foundation’s work is dedicated to the support of international journalism. It runs a programme of specialist training for journalists, mainly from the developing world, which promotes the highest standards in reporting based on our own principles of accuracy and objectivity. Particular emphasis is placed on business, environmental and international news coverage, in media including text, photography, graphics, television and the internet. In 2000, the Foundation ran 23 courses in 13 countries, for 288 participants and included safety training for journalists who work in volatile areas.

In addition to practical training, the Foundation offers university fellowships to mid-career text, TV and photo-journalists. The Reuters Foundation Fellowship Programme at Green College, Oxford provides an opportunity each year for up to 20 journalists from the developing world to take time out from reporting deadlines to pursue individual studies and participate in media-related seminars and visits. Since the launch of this programme in 1992, 329 Reuters Foundation fellowships have been awarded to journalists from 85 countries.

The Foundation has also partnered with a number of international environmental organisations such as the World Conservation Union (IUCN), The Bellagio Foundation and AVINA to run environmental journalism workshops and awards which are designed to encourage excellence in environmental reporting and to raise awareness of the issues involved.

Another key area of focus is humanitarian aid. With the development of Reuters AlertNet, the Foundation has pioneered the use of cutting-edge, internet-based technology to create a platform for vital communication and information-sharing within the disaster relief community. Working closely with the Reuters Group, it has developed successful partnerships with creators of innovative web applications, creating test-beds for new technology which in turn have further enhanced the service.

With more than 140 members from 29 countries, AlertNet is now viewed by professionals working in disaster zones as the clearing house for information essential to their work, placing it firmly behind the life-saving decisions that they make.

Working with the AlertNet membership, Reuters Foundation also makes rapid response cash grants to help victims of disasters through Reuters AIDfund. In March 2000 AIDfund made its first donation – of £32,000 – to AlertNet member AirServ International, helping to pay for a week’s worth of helicopter rescue flights during the devastating floods in Mozambique.

With the backing of Reuters Foundation, Reuters staff worldwide also offer their skills, time and resources to support local charitable initiatives in the regions where they work. In 2000, regional charity committees in Africa, the Americas, Australasia, Continental Europe, the Middle East, the UK and Ireland supported more than 100 local projects in 35 countries. These ranged from the provision of computers and IT training to schools in rural Uganda, to the funding of an educational programme in Afghanistan for children affected by conflict.

Reuters Foundation provides a worldwide channel for us to share our skills, technology, networks, resources, ideas and time with people in need. In so doing, we demonstrate our broad, collective sense of global social responsibility and our eagerness to develop the humanitarian potential of our long history and experience.

More information on the work of Reuters Foundation is contained in a separate annual review, available on request from the Director, Reuters Foundation, 85 Fleet Street, London EC4P 4AJ, or on the Foundation’s website: www.foundation.reuters.com

ˆ	The Reuters Board minutes for 1899 record a donation of 10 guineas to the Newspaper Press Fund, a charity for journalists and their families in distress.

30 Reuters Group PLC Annual Review 2000

SUMMARY OPERATING AND FINANCIAL REVIEW

Under US law all statements other than statements of historical fact included in this review are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those discussed in such forward-looking statements are described under ‘Risk Factors’on pages 33-35 as well as elsewhere in this review. All written and oral forward-looking statements made on or after the date hereof and attributable to Reuters are expressly qualified in their entirety by such factors.

FINANCIAL PERFORMANCE

	2000 £m		1999 £m		1998 £m
Revenue	3,592		3,125		3,032

Operating profit
- divisions	609		603		611
- business transformation	(139)		—		—

Normalised operating profit	470		603		611

TIBCO Software/Reuters Business Briefing	—		(7)		(15)

Associates/investment income	(16)		(1)		7

Net interest receivable/ (payable)	3		(4)		2

Normalised PBT	457		591		605
Goodwill amortisation	(71)		(61)		(51)
Net gains on disposals	271		102		26

Reported PBT	657		632		580
Dividend per share	16.0	p	14.65	p	14.4	p
Normalised EPS	21.7	p	27.8	p	29.1	p
Basic EPS	37.9	p	30.2	p	26.7	p

Underlying growth excludes acquisitions and disposals and significant once-off items in the period under review and is stated at comparable exchange rates.

Normalised profits and earnings exclude amortisation of goodwill and gains/losses on the disposal of subsidiaries and fixed asset investments.

Actual revenue increased 15% to £3,592 million in 2000, while underlying revenue rose 13% compared with 2% in 1999.

Divisional profit before business transformation costs increased 1% in 2000 to £609 million, compared with a 1% fall in 1999. Underlying divisional operating profit grew 11% in 2000, compared with 3% in 1999.

Divisional profit includes recognised net currency hedging gains which were £5 million in 2000, compared with £9 million in 1999 and £45 million in 1998. Performance at actual rates in 2000 was adversely impacted by the strength of sterling against the euro, but it was partially offset by sterling’s weakness against the US dollar and the Japanese yen.

In February 2000 Reuters announced a programme to invest a total of £500 million to accelerate the migration of its core financial business to an internet-based model and to develop web-enabled internal systems and processes. In 2000 expenditure on the programme amounted to £139 million (for further details, see page 32).

Normalised operating profit, which includes business transformation costs, fell 21% in 2000 compared with a 1% fall in 1999.

The normalised operating profit margin in 2000 was 13.1%, compared with a margin of 19.3% in 1999 and one of 20.2% in 1998. Excluding business transformation costs, the normalised operating profit margin was 16.9% in 2000.

Reuters share of net operating losses (before goodwill) in associates and joint ventures rose from £3 million in 1999 to £21 million in 2000. In 2000 a profit of £2 million from TIBCO Software Inc. was more than offset by losses reported from the new joint ventures and associates, Radianz, Sila Communications and Multex Investor Europe. TIBCO Software and Reuters Business Briefing became associated companies in 1999. In 1998 there was a profit of £4 million from associates and joint ventures.

Income from fixed asset investments was £5 million in 2000 compared with £2 million in 1999 and £3 million in 1998.

The £3 million net interest income in 2000 reflected £13 million of interest receivable from associates and joint ventures and £10 million of net interest payable. This compared with a £4 million net interest expense in 1999 and £2 million net interest income in 1998.

	£M	£M

1999 Normalised PBT		591
Core Reuters
Underlying growth in RF (+19%)	83
Business transformation	(139)
Investment in RS	(52)

		(108)
Instinet
Investment	(44)
Underlying growth in equities (+44%)	65

		21
Other movements		(47)

2000 Normalised PBT		457

Normalised profit before tax fell by 23% in 2000 to £457 million, compared with a decrease of 2% in 1999. The decline in 2000 reflected increased investment in new initiatives at Instinet and Reuterspace and business transformation costs, partly offset by higher underlying growth in Reuters Financial and Instinet’s equities business.

Reported profit before tax grew by 4% to £657 million in 2000, compared with an increase of 9% in 1999.

Total goodwill amortisation in 2000 was £71 million, of which £12 million related to associates and joint ventures. This compares with goodwill amortisation of £61 million in 1999 of which £14 million was in respect of associates and joint ventures. Goodwill amortisation in 1998 was £51 million of which £5 million was in respect of associates.

Reuters Group PLC Annual Review 2000  31

SUMMARY OPERATING AND FINANCIAL REVIEW continued

Net gains on disposal were £271 million compared with £102 million in 1999 and £26 million in 1998. A follow-on public offering in March 2000 of 4.8 million TIBCO Software shares resulted in a book profit for Reuters of £160 million. This was subsequently reduced by £3 million following the exercise of options held by TIBCO Finance employees. Reuters has sold no shares in TIBCO Software other than to meet its obligations under an option plan of TIBCO Finance, a wholly owned Reuters subsidiary, and received no proceeds from the sale of TIBCO Software shares other than the exercise price of such options.

Profits on the disposal of Greenhouse Fund investments in 2000 were £83 million compared with £37 million in 1999 and £26 million in 1998. The profit in 2000 was offset in part by a write-down of £30 million to reflect a decline in the carrying value of certain investments. No write-downs were booked in 1999 or 1998.

The disposal of Reuters interest in Safetynet generated a further profit of £37 million in 2000.

Earnings before interest, taxation, depreciation and amortisation (EBITDA) declined 19% to £730 million on a normalised basis and fell 1% to £1,001 million on a reported basis. This compares with a fall in 1999 of 3% on a normalised basis and growth of 5% on a reported basis.

The tax charge for 2000 is based on an effective tax rate of 17% on profit before goodwill amortisation, compared with a rate of 30% in 1999 (31% in 1998) and the current UK corporate tax rate of 30%. The lower effective tax rate reflects the beneficial tax consequences of the gain arising from the TIBCO Software follow-on share offer (on which no tax arises) and from tax deductions arising from the exercise of TIBCO Software stock options held by TIBCO Finance employees. On a normalised basis the tax rate for 2000 was 33%, down from 34% in 1999. Changes to UK legislation affecting UK-based multinationals and other adverse mix effects are expected to add between 1% and 3% to the Group’s effective rate of tax on normalised profits.

The final dividend rose to 12.35p which, when added to the interim dividend of 3.65p per share, amounts to an increase of 9% for the full year. As we announced in February 2000, our dividend policy during the period of business transformation will be aligned to the results of Reuters Financial, which comprises Reuters Information and Reuters Trading Solutions divisions.

Basic earnings per share grew by 26% in 2000 compared with an increase of 13% in 1999. Normalised earnings per share decreased 22% in 2000 compared with a 5% decrease in 1999.

Business transformation

The business transformation initiatives have been categorised into two groups:

The development of a new product architecture that will create new personalised products for existing and new users along a continuum of price points that offer lower cost of ownership, segmented service and support and a customer-focused and rapid approach to product development.

Organisation and process transformation that will create an organisation structure that is aligned to the emerging opportunities in each of our different customer segments supported by web-enabled internal systems and processes that maximise the economies of our global scale.

Expenditure on business transformation was £139 million in 2000 against an original estimate of £150 million. It was made up of £88 million on new product architecture and £51 million on organisation and process transformation. Costs in 2000 were incremental to the existing base and included expenditure on consultants, contractors and severance. Reuters anticipates further costs of £150 million in 2001 and is committed to delivering £150 million of savings to the bottom line by 2003, with a majority of the savings expected to flow through to profit and operating margins in 2002.

Research and development

Research and development expenditure totalled £276 million in 2000 compared with £197 million in 1999 and £200 million in 1998. This expenditure excludes costs associated with the business transformation. Of the total expenditure,£152 million related to Reuters Financial (1999: £146 million), £27 million to Reuterspace (1999: £5 million), £81 million to Instinet (1999: £41 million) and a further £16 million (1999: £5 million) related to the Chief Technology Office.

Activities in 2000 included enhancements to the data capture systems; the redesign of the client-facing interface at Instinet; further development of the Fixed Income and Retail products at Instinet; the retail Personal Finance portal; and corporate security and software process improvements by the Chief Technology Office.

Cash flow

	REUTERS FINANCIAL £M	REUTERSPACE £M	INSTINET £M	TOTAL £M

Operating profit	517	(67)	157	607
Depreciation	216	14	46	276
Capex	(190)	(20)	(64)	(274)
Working capital movements	(10)	11	44	45

Divisional cash flow	533	(62)	183	654
Cash conversion	103%	(93% )	117%	108%
Business transformation				(97)
Acquisitions/Investments				(463)
Disposals				145
Dividends				(205)
Taxation				(159)
Other				50

Net movement				(75)

Divisional cash conversion is the percentage of divisional operating profit, before business transformation costs, converted into cash. Strong performances were demonstrated by Reuters Financial and Instinet.

32  Reuters Group PLC Annual Review 2000

Risk Factors

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business and management’s strategy, plans and objectives for the company. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions, changes in regulatory policies, competition from other information and financial services providers, technological or other developments affecting the internet, difficulties or delays by Reuters in developing new technology or software products, exposure to fluctuations in currency exchange rates and inability of Reuters to realise the benefits from its business transformation initiatives or from its investments. The risk factors discussed below should be reviewed for additional information regarding these and other risks.

Unfavourable conditions in financial markets may have a significant adverse effect on Reuters business

Reuters business is dependent upon the health of the financial markets and the participants in those markets. Reuters dealing products and Instinet are particularly dependent upon the level of activity in the foreign exchange and equity and fixed income markets respectively. A period of sustained economic downturn or volatility and lack of liquidity in financial markets may lead to reduced demand for Reuters products and can therefore have a significant adverse effect on Reuters revenues and results of operations. In addition, Reuters business could be adversely affected by consolidations and rationalisations among clients in the financial services and other industries.

Currency fluctuations may have a negative impact on Reuters reported revenue and earnings

Reuters reports results in UK pounds sterling but receives revenue and incurs expenses in more than 60 currencies and is thereby exposed to the impact of fluctuations in currency rates. The euro’s continuing weakness relative to the pound in 2000 restricted revenue and earnings growth. A continuation of the euro’s weakness could further restrict reported revenue and earnings for 2001. Reuters currency exposure is actively hedged. For additional information concerning currency fluctuations see ‘Treasury Management’ on pages 34-35 of Reuters Group PLC annual report and Form 20-F 2000.

Reuters faces increased competition from new and existing information providers using internet-based services

The availability of public internet technology is reducing barriers for entry to new information providers, creating additional competition and new price/cost dynamics in the industry. It is also increasing the availability of commoditised data in cheaper forms and the loss of control over intellectual property. As a publishing medium, it is creating new outlets for content providers. If Reuters is unable to cope effectively with increased competitive pressure arising from the above factors, its revenues and results of operation would be adversely affected.

Reuters is exposed to a decline in the market valuation of internet and technology companies, including companies in which it has invested

Reuters strategy is based on developing internet-based products and reducing costs through internet-based infrastructure. Due to the increasing importance of the internet to Reuters core business, the value of Reuters shares may be adversely affected by a decline in the value of internet and other technology stocks generally or changes in investors’ expectations regarding the internet or prospects for companies with internet activities. In addition, Reuters has entered into joint ventures with, and made strategic investments in, a number of internet and technology companies, including investments made through the Greenhouse Fund in internet-related companies. The market value of a number of these companies has fluctuated widely and generally decreased during 2000, in part as a result of external market factors. In particular, the market value of Reuters interest in TIBCO Software Inc. during 2000 (excluding shares subject to employee options) varied from a high of US$14 billion to a low of US$3 billion. In addition, as described below, Reuters subsidiary Instinet is progressing towards an initial public offering (IPO) of a minority stake. The value of Reuters interests in these companies is dependent on, among other things, the performance of these companies generally, whether such performance meets investors’ expectations, and external market and economic conditions.

Reuters may not be able to realise the anticipated benefits of its internet transformation strategy

In February 2000, Reuters announced a business transformation initiative, intended to accelerate the migration of its core businesses to web-enabled internal systems and processes. In 2000, expenditures in connection with the transformation amounted to £139 million. Reuters expects to make significant additional expenditures of £150 million on business transformation in 2001. While Reuters expects that the transformation will produce significant competitive advantages and cost savings, there can be no assurance that these benefits will be realised in full or at all. In addition, Reuters may not be able to successfully implement its transformation strategy or adapt its businesses to internet commerce. Furthermore, Reuters faces risks associated with implementing its new business model in the competitive and rapidly changing internet environment.

Reuters may experience difficulties or delays in developing new technology

Products in the information technology industry are complex and Reuters is becoming increasingly dependent on commercial off-the-

Reuters Group PLC Annual Review 2000  33

SUMMARY OPERATING AND FINANCIAL REVIEW continued

shelf software. As a result, Reuters, like other information vendors and software suppliers, may encounter difficulties or delays in the development, implementation and market acceptance of new products.

Reuters business model may be disrupted by the emergence of new technologies

There is a risk that technology not in the mainstream will quickly enter the market and disrupt Reuters existing business models. Reuters has an active technology foresight programme, designed to recognise and assess early innovations. However, there can be no assurance that Reuters reaction will be appropriate and timely and that Reuters would not be negatively affected by the emergence of new technologies.

Reuters business is dependent on the operation of its and Radianz’s networks and systems

Reuters business is dependent on its ability to process speedily substantial quantities of data and transactions on its computer-based networks and systems and those of Radianz. Any failure or interruption of such systems due to factors beyond Reuters control would have a material adverse effect on Reuters business and results of operations. Although Reuters seeks to minimise these risks as far as commercially reasonable through security controls and active business continuity programmes, there can be no assurance that adverse events will not occur.

Reuters business will be adversely affected if it cannot accommodate increased network traffic

The US Securities and Exchange Commission (SEC) is requiring the US securities industry to change the pricing format under which stocks and options are traded from fractions to decimals. These requirements are expected to be completed by April 2001. In addition to decimalisation, market events such as the emergence of online trading throughout Europe and the United States, high market volatility, and the multiple listing of options, will likely result in a significant increase in information update rates, which may impact Reuters product and network performance from time to time. While Reuters has implemented a number of capacity management initiatives, there can be no assurance that its infrastructure, networks and desktop applications and systems will be able to successfully accommodate the accelerated growth of peak traffic volumes currently forecast by industry specialists.

Reuters may not be able to complete successfully the planned IPO of Instinet and may be exposed to increased volatility if the IPO is completed

Reuters has announced that its subsidiary, Instinet, has filed a Registration Statement with the SEC in the US for an IPO of a minority stake. However, Reuters can give no assurance that Instinet will succeed in completing the IPO, which may be adversely affected by market conditions, regulatory decisions or other factors. If the IPO is delayed or not completed, Reuters results of operations may be adversely affected because it will have already incurred costs in connection with its preparation. In addition, Reuters may not realise the anticipated proceeds from the IPO or other benefits, including a market valuation of its interest in Instinet.

Reuters also can give no assurance regarding the level of the initial offering price or the market performance of Instinet shares after the IPO, if completed. Reuters shares may experience additional volatility following an Instinet IPO as a result of changes in the price of Instinet shares.

Instinet and other Reuters affiliates may be exposed to losses from broker activities

Certain Reuters subsidiaries act as brokers in the financial markets but do not undertake trading on their own account. Companies within the Instinet group operate as agency brokers in the equities and fixed income markets and as a clearing firm engaged in correspondent clearing. In addition, Reuters Transaction Services Limited operates the Dealing 2000-2 and 3000 electronic brokerage services. These brokers could incur losses from broken trades and, in respect of equities and fixed income, the failure of a counterparty. While Reuters and Instinet seek to mitigate these risks by computerised systems, procedural controls and contractual agreements with customers, there can be no assurance that these measures will prevent losses from occurring.

Changes in regulatory requirements could cause Instinet and its affiliates to incur significant expenses or impair their ability to conduct their businesses

Instinet and its affiliates are subject to extensive regulation in the United States, including regulation by the SEC and the National Association of Securities Dealers Inc. (NASD), which oversees the activities of US-registered broker-dealers and regulates the Nasdaq stock market, and in other countries in which they operate. In the United States, recent regulatory changes affecting Instinet include new rules regarding alternative trading systems and rules governing market-maker and exchange specialist usage. In addition, on 10 January 2001, the SEC approved a proposed NASD rule change, generally referred to as Super-Montage, which will significantly change the nature of trading in Nasdaq-quoted securities. These changes could cause Instinet to receive fewer orders in Nasdaq-quoted securities, which are the largest component of Instinet’s equity securities business, and also could cause fewer of the orders Instinet receives to be executed. Further, new SEC rules such as the disclosures of order routing and execution practices and the SEC mandated move to decimalisation in April 2001 would require Instinet to modify its systems and may significantly affect its business.

Reuters is unable to predict accurately, at this time, the impact of any proposed or potential changes to the regulatory environment in which Instinet and its affiliates operate, which may include additional changes to the Nasdaq marketplace considered by the NASD or the adoption by authorities in other jurisdictions of new methods for regulating electronic over-the-counter trading. Any of the above or other

34  Reuters Group PLC Annual Review 2000

regulatory changes may cause Instinet and its affiliates to incur substantial compliance costs or may impair their ability to conduct their businesses or to compete effectively.

Reuters does not have management control over some of its ventures

Reuters has entered into a number of joint ventures, which it does not control, such as the recently formed Radianz joint venture. In addition, Reuters does not have management control over a number of companies in which it has invested, including TIBCO Software Inc., where Reuters voting interests are restricted to 49%. Although Reuters generally seeks board representation or other means of participating in the management of companies or joint ventures in which it invests, Reuters ability to affect the performance of these companies or joint ventures may be limited where it does not exercise management control.

Reuters is dependent on Radianz for the provision of certain network services

Reuters has outsourced the day-to-day operation of most of its legacy and internet protocol networks to Radianz, its joint venture with Equant. Radianz will source the majority of its requirements from Equant and will seek to provide network services to companies in addition to Reuters and Instinet. Reuters and Equant are equally represented on the Radianz board with neither party having control. Accordingly, Reuters ability to affect the performance of Radianz may be limited should Reuters and Radianz develop conflicting network strategies in the future. Our business could be adversely affected as a result.

Reuters may be exposed to adverse governmental action in countries where it conducts reporting activities

Reuters may suffer discriminatory tariffs or other forms of adverse government intervention due to the nature of its editorial and other reporting activities.

Reuters Group PLC Annual Review 2000  35

SUMMARY FINANCIAL STATEMENT

This summary financial statement including the summary directors’ report, was approved on 16 February 2001 and signed on behalf of the directors by Peter Job and David Grigson. It is only a summary of the Group’s full financial statements and does not contain sufficient information to provide as full an understanding of the results and state of affairs of the Group as that contained in the annual report and Form 20-F 2000. If you have not received the full annual report, but wish to do so, a copy may be obtained free of charge from the Investor Relations departments in London or New York or through the internet at www.about.reuters.com/ar2000. If you wish to receive full financial statements in place of the summary financial statement for all future financial years, please request to do so in writing to Lloyds TSB Registrars (see inside back cover). The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2000 £M		1999 £M		1998 £M

Group revenue	3,592		3,125		3,032
Operating costs	(3,181)		(2,576)		(2,482)

Operating profit	411		549		550
Share of operating results in joint ventures and associates	(33)		(17)		(1)
Profit on disposals of subsidiary undertakings	10		52		—
Profit on disposal of fixed assets/investments	291		50		26
Income from fixed asset investments	5		2		3
Amounts written off fixed asset investments	(30)		—		—
Net interest receivable/(payable)	3		(4)		2

Profit on ordinary activities before taxation	657		632		580
Taxation on profit on ordinary activities	(125)		(207)		(196)

Profit after taxation attributable to ordinary shareholders	532		425		384
Dividends	(224)		(206)		(203)

Retained profit	308		219		181

Basic earnings per ordinary share	37.9	(p)	30.2	(p)	26.7	(p)
Diluted earnings per ordinary share	37.3	(p)	29.7	(p)	26.6	(p)

Dividends per ordinary share:
Interim	3.65	(p)	3.65	(p)	3.4	(p)
Final (2000 proposed)	12.35	(p)	11.0	(p)	11.0	(p)

Total	16.0	(p)	14.65	(p)	14.4	(p)

SUMMARY CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 DECEMBER
	2000 £M		1999 £M		1998 £M

Profit after taxation attributable to ordinary shareholders	532		425		384
Unrealised gains on formation of joint ventures and associates	73		—		—
Unrealised gain on deemed disposal of associate	39		—		—
Unrealised gains on disposal of fixed asset investments	13		—		—
Translation differences taken directly to reserves	40		10		(1)

Total recognised gains and losses relating to the year	697		435		383

36 Reuters Group PLC Annual Review 2000

SEGMENTAL ANALYSIS

The table below is a segmental analysis of revenue, costs and profit which reflects the way in which Reuters is managed. Following the Group’s reorganisation which became effective on 1 January 1999 the Group is managed on a divisional basis, comprising Reuters Information, Reuters Trading Solutions, Reuterspace and Instinet. For comparability the divisional results exclude Reuters Business Briefing (RBB) and TIBCO Software Inc. (TSI). RBB is now part of the Factiva joint venture which became effective in July 1999. TSI was floated on the Nasdaq stock market in July 1999 and is now accounted for as an associate.

By division	2000 £M	% CHANGE	1999 £M	% CHANGE	1998 £M

Revenue
Reuters Information	1,737	7%	1,619	6%	1,531
Reuters Trading Solutions	822	5%	780	(6%)	827

Reuters Financial	2,559	7%	2,399	2%	2,358
Reuterspace	235	50%	157	2%	154
Instinet	804	53%	525	18%	446

Divisional revenue	3,598	17%	3,081	4%	2,958
TSI/RBB	—	—	52	42%	89
Share of joint ventures revenue	86	146%	35	—	—
Intra-group revenue	(6)	(16%)	(8)	(47%)	(15)

Gross revenue	3,678	16%	3,160	4%	3,032
Less share of joint ventures revenue	(86)	146%	(35)	—	—

Group revenue	3,592	15%	3,125	3%	3,032

Costs
Reuters Information	(1,454)	7%	(1,366)	(1%)	(1,373)
Reuters Trading Solutions	(588)	7%	(550)	3%	(541)

Reuters Financial	(2,042)	7%	(1,916)	—	(1,914)
Reuterspace	(302)	76%	(172)	(5%)	(181)
Instinet	(647)	63%	(396)	36%	(291)

Divisional costs	(2,991)	20%	(2,484)	4%	(2,386)
TSI/RBB	—	—	(59)	—	(104)
Business transformation	(139)	—	—	—	—
Intra-group costs	6	(16%)	8	(47%)	15

Group costs	(3,124)	23%	(2,535)	3%	(2,475)

Profit
Reuters Information	283	12%	253	60%	158
Reuters Trading Solutions	234	2%	230	(20%)	286

Reuters Financial	517	7%	483	(9%)	444
Reuterspace	(67)	346%	(15)	(44%)	(27)
Instinet	157	22%	129	(17%)	155
Net currency gain	2	(67%)	6	(85%)	39

Divisional profit	609	1%	603	(1%)	611
Business transformation	(139)	—	—	—	—
TSI/RBB	—	—	(7)	53%	(15)

Total	470	(21%)	596	—	596

Goodwill
Reuters Information	(14)	4%	(13)	(11%)	(15)
Reuters Trading Solutions	(20)	(23%)	(26)	35%	(20)

Reuters Financial	(34)	(14%)	(39)	11%	(35)
Reuterspace	(14)	367%	(3)	(59%)	(7)
Instinet	(11)	147%	(5)	27%	(4)

Total goodwill	(59)	26%	(47)	2%	(46)

Operating profit	411	(25%)	549	—	550

Reuters Group PLC Annual Review 2000 37

SUMMARY FINANCIAL STATEMENT continued

SUMMARY CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER
	2000 £M	1999 £M	1998 £M

Net cash inflow from operating activities	852	821	998
Dividends received from associates	2	2	9
Returns on investments and servicing of finance
Interest received	25	50	76
Interest paid	(35)	(51)	(72)
Income from fixed asset investments	3	2	3

Net cash (outflow)/inflow from returns on investments and servicing of finance	(7)	1	7
Taxation paid	(159)	(167)	(219)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(274)	(256)	(307)
Sale of tangible fixed assets	20	1	2
Purchase of fixed asset investments	(304)	(166)	(22)
Sale of fixed asset investments	80	39	34

Net cash outflow on capital expenditure and financial investment	(478)	(382)	(293)
Acquisitions and disposals	(146)	(27)	(138)
Equity dividends paid	(205)	(207)	(188)

Cash (outflow)/inflow before management of liquid resources and financing	(141)	41	176
Management of liquid resources
Net (increase)/decrease in short-term investments	(2)	476	313
Financing
Return of surplus capital	—	—	(1,482)
Proceeds from issue of shares	28	25	13
Shares repurchased	—	(25)	—
Net increase/(decrease) in borrowings	126	(542)	972

Net cash inflow/(outflow) from financing	154	(542)	(497)

Increase/(decrease) in cash	11	(25)	(8)

NET CASH INFLOW FROM OPERATING ACTIVITIES

Operating profit is reconciled to net cash inflow from operating activities as follows:
	2000 £M	1999 £M	1998 £M

Operating profit	411	549	550
Depreciation	276	310	331
Goodwill amortisation	59	47	46
(Increase)/decrease in stocks	(3)	1	3
Increase in debtors	(414)	(236)	(103)
Increase in creditors	504	112	171
Profit on disposal of subsidiaries	—	—	(5)
Loss on disposal of fixed assets	10	12	3
Amortisation of interests in own shares	18	18	3
Miscellaneous, principally translation differences	(9)	8	(1)

Net cash inflow from operating activities	852	821	998

38 Reuters Group PLC Annual Review 2000

SUMMARY CONSOLIDATED BALANCE SHEET AT 31 DECEMBER

	2000 £M	1999 £M	1998 £M

Fixed assets	1,868	1,205	1,098
Current assets	1,951	1,447	1,607
Creditors: Amounts falling due within one year	(2,295)	(1,679)	(2,184)

Net current liabilities	(344)	(232)	(577)
Total assets less current liabilities	1,524	973	521
Creditors: Amounts falling due after more than one year	(310)	(284)	(16)
Provisions for liabilities and charges	(112)	(88)	(116)

Net assets	1,102	601	389

Capital and reserves
Called-up share capital	357	355	354
Capital redemption reserve	1	1	—
Share premium account	71	42	16
Other reserve	(1,717)	(1,717)	(1,717)
Profit and loss account reserve	2,390	1,920	1,719

Shareholders’ equity	1,102	601	372
Non-equity minority interests	—	—	17

Capital employed	1,102	601	389

AUDITORS’ STATEMENT TO THE MEMBERS OF REUTERS GROUP PLC

We have examined the summary financial statement on pages 36-40 and the directors’ emoluments and share details on pages 27-28.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual review and the summary financial statement. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the annual review with the full annual financial statements and directors’ report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board.

Opinion

In our opinion the summary financial statement is consistent with the full annual financial statements and the directors’ report of Reuters Group PLC for the year ended 31 December 2000 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulation made thereunder.

Chartered Accountants
and Registered Auditors
London
16 February 2001

Reuters Group PLC Annual Review 2000  39

SUMMARY FINANCIAL STATEMENT continued

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Adjustments to net income	2000 £M	1999 £M	1998 £M

Profit attributable to ordinary shareholders in accordance with UK GAAP	532	425	384
US GAAP adjustments:
Software revenue recognition	(6)	2	(2)
Capitalised website development costs	3	—	—
Amortisation of software development costs	(2)	(2)	(2)
Associated undertakings	(16)	—	—
Gains on deemed disposal of associate	25	—	—
Gain on exchange of investments	16	—	—
Goodwill and other acquisition accounting adjustments	(3)	(2)	(3)
Employee costs	(22)	(8)	(1)
Income taxes
Adoption of FAS 109	(1)	35	13
Tax effect of US GAAP adjustments	8	1	3

Net income in accordance with US GAAP	534	451	392

	2000 PENCE	1999 PENCE	1998 PENCE
Earnings and dividends
Basic earnings per ADS in accordance with US GAAP	228.1	192.1	166.6
Diluted earnings per ADS in accordance with US GAAP	224.3	189.5	166.0

Dividend paid per ADS (including UK tax credit)	97.7	97.7	99.8
Deemed special dividend paid per ADS	—	—	627.7

Total dividend paid per ADS	97.7	97.7	727.5

Weighted average number of shares used in basic EPS calculation (millions)	1,404	1,409	1,411
Issuable on conversion of options	24	20	5

Used in diluted EPS calculation	1,428	1,429	1,416

40 Reuters Group PLC Annual Review 2000

PRESERVING REUTERS INDEPENDENCE

Customers in all parts of the world depend on Reuters to provide them with reliable and objective news and information.

Reuters therefore has a special need to safeguard its independence and integrity and avoid any bias which may stem from control by specific individuals or interests. Reuters share structure includes two mechanisms specially designed to prevent this happening:

•	no shareholder may own 15% or more of the shares.

•	there is a single Founders Share, in addition to the publicly traded ordinary shares. This may be used to outvote all ordinary shares if other safeguards fail and there is an attempt to seize control of the company. ‘Control’, for this purpose, means 30% of the shares.

The Reuters Trust Principles

Reuters is dedicated to preserving its independence, integrity and freedom from bias in the gathering and dissemination of news and information. The Reuters Founders Share Company Limited, of which all Reuters trustees are directors, was established in 1984 to safeguard those qualities. The trustees have a duty to ensure that, as far as they are able by the proper exercise of the powers vested in them, the Reuters Trust Principles are observed. These are:

•	that Reuters shall at no time pass into the hands of any one interest, group or faction;

•	that the integrity, independence and freedom from bias of Reuters shall at all times be fully preserved;

•	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	that Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•	that no effort shall be spared to expand, develop and adapt the news and other services and products of Reuters so as to maintain its leading position in the international news and information business.

If the trustees believe that any person, together with any associates, is seeking to obtain or has obtained control of Reuters Group PLC, a majority of the Reuters trustees may require the votes attaching to the Founders Share to be exercised. ‘Control’ means the ability to control the exercise of 30% or more of the votes which may be cast on a poll at general meetings of Reuters Group PLC. In such circumstances, the Founders Share Company has the right at any general meeting of Reuters Group PLC to cast sufficient votes to pass any resolution supported by, and to defeat any resolution opposed by, the Founders Share Company.

Any two Reuters trustees may require the votes attaching to the Founders Share to be cast against any resolution which would alter any of the articles of association of Reuters Group PLC relating to the Reuters Trust Principles and the rights of the Founders Share. In such circumstances, the Founders Share confers upon the Founders Share Company the right to cast sufficient votes to defeat that resolution.

The Reuters trustees are:

Pehr Gyllenhammar (Chairman); Len Berkowitz; Sir Michael Checkland; David Cole CBE; Robert Erburu; Jacques de Larosière de Champfeu KBE; Toyoo Gyohten; Sir Christopher Mallaby GCMG GCVO; The Baroness Noakes; Sir William Purves CBE DSO; Jaakko Rauramo; Arthur Ochs Sulzberger; Lyle Turnbull AO; and Richard Winfrey.

Reuters Group PLC Annual Review 2000  41

INFORMATION FOR SHAREHOLDERS

Information for investors can be found on Reuters website

www.about.reuters.com

Ordinary shares

A register of shareholders’ interests is kept at the company’s head office and is available for inspection on request. The register includes information on nominee accounts and their beneficial owners.

Hoare Govett and Cazenove & Co. offer low cost share dealing services for existing and potential Reuters shareholders. Further information can be obtained from Hoare Govett Limited’s Low Cost Dealing Department, 250 Bishopsgate, London EC2M 4AA (Tel: (0)20 7678 8300) and Mrs Julie Poyser, Postal Dealing Department, Cazenove & Co., 12 Tokenhouse Yard, London EC2R 7AN (Tel: (0)20 7606 1768).

Reuters has arranged for Barclays Stockbrokers Limited to provide a Reuters Maxi Individual Savings Account (ISA) for UK residents. The ISA allows investment in Reuters ordinary shares and cash. Further information can be obtained from Barclays Stockbrokers (Tel: 0845 601 5000). All 0845 calls are charged at local rates; you can only use this number if you are calling from the UK. For your security calls may be recorded and randomly monitored. Barclays Stockbrokers Limited is a member of the London Stock Exchange and is regulated by the Securities and Futures Authority.

Reuters share registrar, Lloyds TSB Registrars, has introduced a free service to provide Reuters shareholders with online internet access to details of their shareholdings. The new Shareview Portfolio service provides:

•	Direct access to information held on the share register including recent share movements.

•	A daily valuation of all investments held in the portfolio.

•	A range of information and practical help for shareholders.

Visit www.shareview.co.uk for further information on the service and for instructions on how to register. You will need your shareholder reference number to register. You can find this on your dividend counterfoil or share certificate. You will be asked to select your own PIN. A new User ID will then be posted to you, allowing you access to the secure database.

If you have only a small number of shares and it is uneconomic to sell them, you may be interested in Sharegift, the charity share donation scheme administered by the Orr Mackintosh Foundation (registered charity no. 1052686). For further information on donating shares to charity please contact Sharegift (tel: (0)20 7337 0501) or visit www.sharegift.org. The relevant share transfer form may be obtained from the company’s registrars, Lloyds TSB Registrars (see inside back cover).

Dividends and earnings

Ordinary shareholders have received the following dividends in respect of each financial year:

	2000		1999		1998		1997		1996

Interim	3.65	p	3.65	p	3.4	p	3.1	p	2.75	p
Final (2000 proposed)	12.35	p	11.00	p	11.0	p	9.9	p	9.00	p

	16.00	p	14.65	p	14.4	p	13.0	p	11.75	p

Basic earnings per ordinary share	37.9	p	30.2	p	26.7	p	24.0	p	27.3	p

Ordinary shareholders living in selected countries outside the United Kingdom can have their dividends paid directly into their bank accounts in local currency. Any shareholders interested in this service, for which there is a small charge, should contact the registrar (address on inside back cover).

42  Reuters Group PLC Annual Review 2000

American Depositary Shares (ADSs)

Each ADS represents six ordinary shares.

ADS holders receive the annual and half-yearly reports issued by Reuters Group PLC.

Reuters Group PLC is subject to the informational requirements of the US securities laws applicable to foreign companies and in accordance therewith files an annual report on Form 20-F and other information with the US Securities and Exchange Commission. The annual report and Form 20-F is available from the Investor Relations departments in London or New York (see inside back cover).

ADS dividends

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Reuters Group PLC shares and receive all cash dividends in US dollars. These are normally paid twice a year.

Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with Reuters US depositary. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders. Reuters US depositary is Morgan Guaranty Trust Company of New York (address on inside back cover).

ADS holders should be aware of tax refunds that may increase the cash dividends paid to qualifying US residents. Dividends per ADS, including any UK tax refunds but before US tax credits, in respect of each financial year are set out below.

	2000		1999		1998		1997		1996

In sterling
Interim	21.9	p	21.9	p	21.7	p	19.8	p	17.5	p
Final (2000 proposed)	74.1	p	66.0	p	66.0	p	63.1	p	57.4	p

	96.0	p	87.9	p	87.7	p	82.9	p	74.9	p

In dollars
Interim	31.6	c	35.0	c	36.1	c	31.2	c	27.3	c
Final (2000 proposed)	*		104.1	c	105.7	c	104.2	c	93.1	c

*	Final 2000 dividend will be converted to US dollars from sterling at the rate prevailing on 26 April 2001.

The figures above which have not been restated for the 1998 capital reorganisation, include a refund of UK tax, less a withholding tax on the total dividend and tax credit. Following the abolition of UK advance corporation tax credits from 6 April 1999, the amount of the refund of UK tax is restricted to one-ninth of the dividend paid. Dividends continue to be subject to a UK withholding tax. This will either be 15% on the total of the dividend and the tax refund or the value of the tax refund, whichever is the lower. For dividends paid to qualifying US residents before 6 April 1999, the tax credit was one-quarter of the amount of dividend on the ordinary shares. For 2000, the total of the declared dividend per ADS is 96.0p, the related tax credit per ADS is 10.7p and the withholding tax per ADS is 10.7p, giving no net tax refund per ADS and a total cash payment of 96.0p per ADS.

ADS holders who are US residents for tax purposes may normally credit the withholding tax against their federal income tax liabilities.

Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment.

Reuters Group PLC Annual Review 2000  43

INFORMATION FOR SHAREHOLDERS continued

Analysis of shareholdings at 31 December 2000

Excluding Reuters ordinary shares held by employee share ownership trusts, there were 1,405 million shares in issue, analysed as in the chart opposite. There were 35,998 shareholders on the ordinary share register.

Note 1: Includes unit trusts and mutual funds.

Note 2: Includes all holdings below 100,000 shares, except for individuals, whose holdings are analysed below this level.

Reuters monthly share prices in 2000

FINANCIAL DIARY FOR 2001

Tuesday 13 February	Results for year 2000 announced

Wednesday 14 March	Ordinary shares go ex-dividend
ADSs go ex-dividend
Annual report and annual review posted to shareholders

Tuesday 24 April	First quarter trading statement issued
Annual General Meeting Time: 11:30 am Venue: Gibson Hall, 13 Bishopsgate, London EC2
Extraordinary General Meeting Time: 11:45 am Venue: Gibson Hall, 13 Bishopsgate, London EC2

Thursday 26 April	Final dividend for 2000 payable to ordinary shareholders on the register as at 16 March 2001

Thursday 3 May	Final dividend payable to ADS holders on the record as at 16 March 2001

Tuesday 24 July	Results for the first six months of 2001 announced

Wednesday 1 August	Ordinary shares go ex-dividend
ADSs go ex-dividend

Wednesday 5 September	Interim dividend for 2001 payable to ordinary shareholders on the register as at 3 August 2001

Wednesday 12 September	Interim dividend payable to ADS holders on the record as at 3 August 2001

Thursday 18 October	Third quarter trading statement issued

44 Reuters Group PLC Annual Review 2000

WHERE TO FIND US

Corporate headquarters:	Investor Relations:	Liam Hwee Tay
85 Fleet Street	Geoff Wicks	Singapore
London EC4P 4AJ	London	Tel: 65 870 3028
Tel: 44 (0) 20 7250 1122	Tel: 44 (0) 20 7542 8666	Fax: 65 870 3456
Registered in England No: 3296375	Fax: 44 (0) 20 7353 3002	e-mail: liam.tay@reuters.com
www.about.reuters.com	e-mail: geoff.wicks@reuters.com
Registrar/Depositary: for
Other principal addresses:	Nancy Bobrowitz	dividend queries, duplicate
1700 Broadway	New York	mailings and address changes
New York NY 10019	Tel: 1 (212) 603 3345
USA	Fax: 1 (212) 247 0346	Ordinary shares:
Tel: 1 (212) 603 3300	From 9 April 2001	Lloyds TSB Registrars
From 9 April 2001	Tel: 1 (646) 223 5220	The Causeway
3 Times Square	Fax: 1 (646) 223 5238	Worthing
New York NY 10036	e-mail: nancy.bobrowitz@reuters.com	West Sussex BN99 6DA
Tel: 1 (646) 223 4000		Tel: 0870 601 5366
	Media queries:	Fax: 0870 900 0020
1 Rue de Jargonnant	Peter V Thomas
1207 Geneva	London	American Depositary Shares:
Switzerland	Tel: 44 (0) 20 7542 4890	Morgan Guaranty Trust
Tel: 41 (022) 718 2828	Fax: 44 (0) 20 7542 5458	Company of New York
	e-mail: peter.v.thomas@reuters.com	PO Box 842006
3rd Floor		Boston MA 02284-2006
Shuwa Kamiyacho Building	Nancy Bobrowitz	Tel: 1 (781) 575 4328
4-3-13 Toranomon	New York	Fax: 1 (781) 575 4088
Minato-ku, Tokyo 105	Tel: 1 (212) 603 3345
Japan	Fax: 1 (212) 247 0346
Tel: 81 (03) 3432 4141	From 9 April 2001
Tel: 1 (646) 223 5220
18 Science Park Drive	Fax: 1 (646) 223 5238
Singapore 118229	e-mail: nancy.bobrowitz@reuters.com
Republic of Singapore
Tel: 65 775 5088

Listings:

London Stock Exchange and Nasdaq Washington DC (American Depositary Share Symbol RTRSY).

Options on ordinary shares are traded on the London Traded Options Market. The American Stock Exchange in New York and the Chicago Board Options Exchange list options on American Depositary Shares of Reuters.

Share price information:

Share price information about Reuters Group PLC is available on Reuters 3000 Xtra, Reuters Securities 3000, Reuters Securities 2000, Equity Pro and Reuters Plus products. The Reuters Instrument Codes (RICs) are as follows:

Ordinary shares	RTR.L
ADSs traded on Nasdaq	RTRSY.O

This annual review is available on the internet at www.about.reuters.com/ar2000

Annual report and Form 20-F:

The annual report and Form 20-F document is filed with the US Securities and Exchange Commission (SEC) and corresponds to the Form 10-K filed by US-based companies. Hard copies are available from the Investor Relations departments in London and New York. Electronic copies can be accessed through the internet on Reuters internet page (www.about.reuters.com/ar2000) or from the SEC’s EDGAR Database via the SEC’s home page (www.sec.gov).

©Reuters Group PLC 2000. Reuters Archive assisted with the historical content. Julian Calder took the photographs on pages 1 and 24. Design and typesetting by CGI. Printing by Litho-Tech. The paper used in this annual review is from fully sustainable forests. It was produced without the use of any chlorine compounds. Instinet is a registered trade mark of Instinet Corporation. Reuters and the sphere logo are registered trade marks of the Reuters Group of Companies. Reuters 3000 Xtra, Reuters Plus, Reuters Securities 3000, Reuters Securities 2000, Equity Pro, Reuters Credit, Reuters Dealing 3000, Reuters Treasury Solutions and Kalends are trade marks of the Reuters Group of Companies.

Reuters Group PLC Annual Report and Form 20-F 2000
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